PACIFIC ASIA CHINA ENERGY INC.

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

to be held July 3, 2008

and

NOTICE OF APPLICATION

and

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PACIFIC ASIA CHINA ENERGY INC.

and

THE SECURITYHOLDERS OF PACIFIC ASIA CHINA ENERGY INC.

and

GREKA CHINA LTD.

and

GREKA ACQUISITIONS LTD.

May 29, 2008

LETTER TO SECURITYHOLDERS

May 29, 2008

TO:

The Securityholders of Pacific Asia China Energy Inc.

You are invited to attend a special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) in the capital of Pacific Asia China Energy Inc. (“PACE”), the holders of options to acquire Common Shares (“Options”) and the holders of warrants to acquire Common Shares (“Warrants”, referred to collectively herein with the Common Shares and Options as the “Securities”), to be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia at 8:00 a.m. (Vancouver time) on July 3, 2008 for the purposes set forth in the accompanying Notice of Special Meeting of Securityholders.

At the Meeting, the holders of Securities (“Securityholders”) will be asked to consider and vote upon a special resolution authorizing and approving the proposed arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (British Columbia) involving PACE, the holders of Common Shares (“Common Shareholders”), GREKA China Ltd. (“GREKA”) and GREKA Acquisitions Ltd. (“Acquisitionco”), a wholly-owned subsidiary of GREKA.  The Arrangement provides that each Common Shareholder will receive from Acquisitionco, in exchange for each Common Share held, CDN$0.35 cash per Common Share.  All Options and Warrants are to be cancelled under the Arrangement.

For the Arrangement to proceed, it must be approved by at least 66 2/3% of the votes cast by the Securityholders present in person or by proxy at the Meeting, with Common Shareholders, holders of Options and holders of Warrants voting as a single class (each Common Shareholder shall be entitled to one vote per Common Share held, each holder of Options shall be entitled to one vote for each Option held and each holder of Warrants shall be entitled to one vote per Warrant held) provided that 66 2/3% of the votes cast by Common Shareholders present in person or by proxy at the Meeting approve the Arrangement.  The completion of the Arrangement is also conditional on receipt of all necessary regulatory approvals and other customary conditions.

If the requisite securityholder and regulatory approvals are obtained, PACE will seek an order of the Supreme Court of British Columbia approving the Arrangement following the Meeting.  All Securityholders who have the right to attend and to be heard at the final hearing of the Supreme Court of British Columbia.  The final hearing will be heard on July 3, 2008 at 2:00 p.m. (Vancouver Time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia.  Please see the Interim Order attached as Appendix “A” to the accompanying management information circular and proxy statement and the notice of application attached as Appendix “B” to the accompanying management information circular for details on how to attend and be heard at the final hearing.

The Board of Directors of PACE retained Haywood Securities Inc. (“Haywood”) as financial advisor to PACE.  Haywood has delivered to the Board of Directors its opinion that the consideration to be received by Common Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Common Shareholders (including holders of Options and Warrants who become Common Shareholders upon the exercise of Options or Warrants prior to the Effective Time).  The Board of Directors of PACE has carefully reviewed Haywood’s opinion, as well as other relevant matters, and has concluded that the Arrangement is fair to Common Shareholders, that it is in the best interest of PACE and Common Shareholders and that it should be placed before the Securityholders for their approval.  The Board of Directors of PACE recommends that you vote in favour of the Arrangement.

All of the directors and officers of PACE have signed a lock-up agreement pursuant to which they have agreed to vote the Common Shares held by them in favour of the Arrangement.

The accompanying management information circular and proxy statement provides a detailed description of the Arrangement and the matters to come before the Meeting.  Please give this material your careful consideration. If you require assistance, you should consult your financial, income tax or other professional advisor. If you are unable to attend the Meeting in person, please complete and deliver the form or forms of proxy applicable to you as a Securityholder of PACE, in the applicable form or forms attached, to ensure your representation at the Meeting.

If the Arrangement is completed, a form of letter of transmittal containing instructions with respect to the delivery of certificates representing Common Shares will be sent to the registered Common Shareholders for use in exchanging their certificates for the net cash consideration payable to such Common Shareholder.  Upon completion of the Arrangement and surrender of a properly completed letter of transmittal, together with certificates representing Common Shares, cheques for an amount equal to CDN$0.35 per Common Share so tendered will be issued and delivered to each former registered Common Shareholder.

To be represented at the Meeting, you must either attend the Meeting in person or complete and sign the applicable enclosed form or forms of proxy and forward such form(s) so as to reach or be deposited with, in the case of registered Common Shareholders, Pacific Corporate Trust Company and, in the case of holders of Options and Warrants, PACE c/o Blake, Cassels & Graydon LLP, no later than 5:00 p.m. (Vancouver time) on June30, 2008.  Envelopes addressed to Pacific Corporate Trust Company and Blake, Cassels & Graydon LLP are enclosed for your convenience.

If you are a non-registered holder of Common Shares and have received these materials from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided therein. Failure to do so may result in your Common Shares not being eligible to be voted at the Meeting.

Yours very truly,

(signed) “Devinder Randhawa”
Devinder Randhawa
Chairman and Chief Executive Officer
Pacific Asia China Energy Inc.

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

i

INTRODUCTION

1

INFORMATION FOR UNITED STATES COMMON SHAREHOLDERS

1

CURRENCY

1

INFORMATION CONTAINED IN THIS CIRCULAR

1

GLOSSARY OF TERMS

3

SUMMARY

8

The Meeting

8

The Arrangement

8

Background to the Arrangement

8

Reasons for the Arrangement

9

Fairness Opinion

10

Recommendation of the Board of Directors

11

Overview of Procedure for the Arrangement to Become Effective

11

Procedure for Exchange of Common Share Certificates

12

Lock-Up Agreement

13

Right of Dissent

13

Certain Canadian Federal Income Tax Considerations

13

Risk Factors

13

PACE

14

GREKA and Acquisitionco

14

THE ARRANGEMENT

15

Description of the Plan of Arrangement

15

Background to the Arrangement

16

Reasons for the Arrangement

17

The Fairness Opinion

18

Recommendation of the Board of Directors

19

THE ARRANGEMENT AGREEMENT

20

General

20

Representations and Warranties

20

Covenants

21

Conditions of the Arrangement

24

Amendment

26

Non-Solicitation and Superior Proposals

26

Cure Provisions and Termination

27

TSX Venture Exchange Approval

28

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

28

Procedural Steps

28

Securityholder Approval

29

Court Approval

29

Governmental and Regulatory Approvals

30

Judicial Developments

30

Timing

30

PROCEDURE FOR EXCHANGE OF COMMON SHARE CERTIFICATES

30

Common Shares

30

Return of Certificates if Arrangement Not Completed

31

Mail Services Interruption

32

Cancellation of Rights

32

LOCK-UP AGREEMENT

32

INTERESTS OF DIRECTORS AND OFFICERS OF PACE IN THE ARRANGEMENT

32

INTERESTS OF EXPERTS

33

RIGHTS OF DISSENT

33

CERTAIN TAX CONSIDERATIONS FOR SECURITYHOLDERS

35

NOTICE TO NON-CANADIAN SECURITY HOLDERS

38

RISK FACTORS

38

GENERAL PROXY MATTERS

39

Solicitation of Proxies

39

Appointment and Revocation of Proxies

39

Proxy Voting

40

Record Date

40

Advice to Beneficial Holders of Common Shares

40

INFORMATION CONCERNING PACE

41

Voting Securities of PACE and Principal Holders Thereof

41

PACE Market Price and Trading Volume Data

41

Interest of Informed Persons in Material Transaction

42

Auditors

42

INFORMATION CONCERNING GREKA AND ACQUISITIONCO

42

OTHER MATTERS

43

ADDITIONAL INFORMATION

43

LEGAL MATTERS

43

APPROVAL BY THE BOARD OF DIRECTORS

44

CONSENT OF HAYWOOD SECURITIES INC

45

APPENDICES

A –

INTERIM ORDER

B –

NOTICE OF APPLICATION

C –

ARRANGEMENT RESOLUTION

D –

FAIRNESS OPINION

E –

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ENCLOSURES

Forms of Proxy for Common Shareholders, Optionholders and Warrantholders Relating to the Meeting
Return Envelope

PACIFIC ASIA CHINA ENERGY INC.

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Supreme Court of British Columbia dated May 29, 2008 (the “Interim Order”), a special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) in the capital of Pacific Asia China Energy Inc. (“PACE”), the holders of options to acquire Common Shares (“Options”) and the holders of warrants to acquire Common Shares (“Warrants”, referred to collectively herein with the Common Shares and Options as the “Securities”) will be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia at 8:00 a.m. (Vancouver time) on July 3, 2008 for the following purposes:

1.

to consider, and if thought advisable, to pass the following resolutions (together, the “Arrangement Resolution”), the full text of which is set forth in Appendix “C” to the accompanying management information circular and proxy statement dated May 29, 2008 (the “Information Circular”):

(a)

a special resolution of the holders of Common Shares (the “Common Shareholders”), passed by at least 66 2/3% of the votes cast by Common Shareholders present in person or by proxy at the Meeting (with each Common Shareholder entitled to one vote for each Common Share held); and

(b)

a separate resolution of Common Shareholders, holders of Options (“Optionholders”) and holders of Warrants (“Warrantholders”, and collectively with the Common Shareholders and Optionholders, the “Securityholders”), passed by at least 66 2/3% of the votes cast by Securityholders present in person or by proxy at the Meeting, voting together as a class (with each Common Shareholder entitled to one vote for each Common Share held, each Optionholder entitled to one vote for each Option held and each Warrantholder entitled to one vote for each Warrant held), to approve a plan of arrangement involving PACE, the Common Shareholders, GREKA China Ltd. (“GREKA”) and GREKA Acquisitions Ltd. (“Acquisitionco”) pursuant to section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), all as more particularly described in the Information Circular; and

2.

to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular, which accompanies this Notice of Special Meeting of Securityholders.

The determination of Securityholders entitled to receive notice of and vote at the Meeting is the close of business on May 29, 2008 (the “Record Date”).  Only Securityholders whose names have been entered in the applicable registers of Securityholders on the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.  With respect to Common Shareholders, the Common Shareholders of record will be entitled to vote those Common Shares included in the list of Common Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any Common Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such Common Shares or having otherwise established that he owns such Common Shares, demands, at least ten days before the Meeting, that the transferee’s name be included in the list of Common Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

A Securityholder may attend the Meeting in person or may be represented by proxy.  Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the applicable accompanying form or forms of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received, with respect to Common Shares, by Pacific Corporate Trust Company and, with respect to Options and Warrants, by Blake, Cassels & Graydon LLP, by 5:00 p.m. (Vancouver time) on June 30, 2008 or the last business day prior to any adjournment of the Meeting.

Securityholders who are planning to return the applicable accompanying form or forms of proxy are encouraged to review the Information Circular carefully before submitting the proxy form(s).

If you are an unregistered holder of Common Shares and have received these materials through your broker or through another intermediary, please complete and return the form of proxy provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Pursuant to the Interim Order, each registered Securityholder has been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of such holder’s Securities in accordance with the provisions of Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order.  To exercise such right, (a) a written objection to the Arrangement Resolution must be received by PACE c/o Blake, Cassels & Graydon LLP, at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Fax: (604) 631-3309, Attention: Sarah Pybus, not later than 5:00 p.m. (Vancouver time) at least two business days prior to the Meeting, (b) the Securityholder shall not have voted in favour of the Arrangement Resolution, and (c) the Securityholder must have otherwise complied with the provisions of Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order.  The right to dissent is described in the Information Circular and the texts of the Interim Order and Division 2 of Part 8 of the BCBCA are set forth in Appendices “A” and “E”, respectively, to the Information Circular.

Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Common Shares are entitled to dissent.  Accordingly, a beneficial owner of Common Shares desiring to exercise this right must make arrangements for the Common Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written objection to the Arrangement Resolution is required to be received by PACE or, alternatively, make arrangements for the registered holder of Common Shares to dissent on his, her or its behalf.

Failure to strictly comply with the requirements set forth in Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order, may result in the loss of any right of dissent.

Vancouver, British Columbia May 29, 2008	BY ORDER OF THE BOARD OF DIRECTORS OF PACIFIC ASIA CHINA ENERGY INC. (signed) “Devinder Randhawa” Devinder Randhawa Chairman and Chief Executive Officer Pacific Asia China Energy Inc.

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

INTRODUCTION

This Management Information Circular and Proxy Statement (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of PACE for use at the Meeting of Securityholders to be held on July 3, 2008, and any adjournment thereof.  No person has been authorized to give any information or make any representations in connection with the Arrangement or other matters to be considered at the Meeting other than those contained in this Information Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The Meeting has been called for the purpose of considering and, if deemed advisable, passing the Arrangement Resolution.  Details of the Arrangement are set forth below under the heading “The Arrangement”.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which is filed on SEDAR at www.sedar.com.  You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth herein under “Glossary of Terms”.  Information contained in this Information Circular is given as of May 29, 2008, unless otherwise specifically stated.

INFORMATION FOR UNITED STATES COMMON SHAREHOLDERS

The solicitation of proxies, voting directions or voting instructions for the Meeting are not subject to the requirements of section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Accordingly, the solicitations and transactions contemplated in this Information Circular are made in accordance with Canadian corporate and securities laws and this Information Circular, including the documents incorporated by reference herein, has been prepared solely in accordance with disclosure requirements applicable in Canada.  Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the Securities Act of 1993, as amended and proxy statements under the 1934 Act.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that PACE and Acquisitionco are incorporated under the laws of British Columbia, that their officers and directors, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of PACE and Acquisitionco are located outside the United States.

Securityholders who are U.S. persons should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States.  Securityholders who are U.S. persons are urged to consult their own tax advisors.

CURRENCY

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

INFORMATION CONTAINED IN THIS CIRCULAR

No person has been authorized to give information or to make any representations in connection with the matters contained in this Information Circular other than those contained in this Information Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by PACE, Acquisitionco or GREKA.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Securityholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

The information concerning GREKA and Acquisitionco contained in this Information Circular has been provided by GREKA and Acquisitionco for inclusion in this Information Circular. Although PACE has no knowledge that would indicate that any statements contained herein taken from information provided by GREKA and Acquisitionco are untrue or incomplete, PACE assumes no responsibility for the accuracy of such information or for any failure by GREKA and Acquisitionco to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to PACE.

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Information Circular, including the Summary. Terms and abbreviations used in the Appendices to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“Acquisition Proposal” means any proposal or offer (written or oral) or public announcement of an intention to make a proposal or offer with respect to PACE for a merger, amalgamation, Common Share exchange, business combination, take-over bid, sale or other disposition in a single transaction or a series of related transactions of 20% or more of the Common Shares, assets of PACE at such time having an aggregate value equal to 20% or more of the market capitalization of PACE (or any lease, license, exchange pledge or other arrangement having the same economic effect as a purchase of assets having such aggregate value), or any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could, in any case, constitute a material change or de facto change of control of PACE, other than the Arrangement;

“Acquisitionco” means GREKA Acquisitions Ltd., a wholly-owned subsidiary of GREKA, incorporated pursuant to the laws of British Columbia and having an office located in Vancouver, British Columbia;

“Arrangement” means the proposed arrangement under section 288(1)(e) of the BCBCA on the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated as of March 27, 2008, as amended by the amendment agreement to the arrangement agreement dated as of May 19, 2008, among GREKA, Acquisitionco and PACE, copies of which have been filed on SEDAR at www.sedar.com, pursuant to which GREKA, Acquisitionco and PACE have proposed to implement the Arrangement, and includes any amendments thereto;

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered at the Meeting, the full text of which is set forth in Appendix “C” to this Information Circular;

“BCBCA” means the Business Corporations Act (British Columbia), together with any amendments thereto and all the regulations promulgated thereunder;

“Board” or “Board of Directors” means the board of directors of PACE;

“business day” means, with respect to any action to be taken, any day, other than Saturday, Sunday or a day on which banks are closed, in the place where such action is to be taken;

“CBM” means coal bed methane;

“Common Shareholders” means, collectively, the registered holders of Common Shares;

“Common Shares” means common shares in the capital of PACE;

“Court” means the Supreme Court of British Columbia, Vancouver Registry;

“CRA” means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc., or such other depositary as may be designated by PACE;

“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order, required to be taken by Securityholders to exercise the right of dissent in respect of such Securities in connection with the Arrangement;

“Dissent Rights” means the right to dissent to the Arrangement under Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order;

“Dissenting Option” means the Options held by Dissenting Optionholders;

“Dissenting Optionholders” means Optionholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Rights and such Dissent Rights have not terminated;

“Dissenting Securities” means Securities held by Dissenting Securityholders;

“Dissenting Securityholders” means Securityholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Rights and such Dissent Rights have not terminated;

“Dissenting Common Shares” means the Common Shares held by Dissenting Common Shareholders;

“Dissenting Common Shareholders” means Common Shareholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Rights and such Dissent Rights have not terminated;

“Dissenting Warrant” means the Warrants held by Dissenting Warrantholders;

“Dissenting Warrantholders” means Warrantholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Rights and such Dissent Rights have not terminated;

“Effective Date” means the date upon which all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the parties thereto, acting reasonably;

“Effective Time” means the time on the Effective Date as specified in writing by PACE in a notice delivered to the other parties to the Arrangement Agreement;

“Eligible Employee” means a current or former Optionholder who is a current employee of PACE (or any other corporation with which PACE does not deal at arm’s length, within the meaning of the Tax Act) and who, for purposes of the Tax Act, received his or her Options in respect of, in the course of, or by virtue of, his or her employment with PACE (or any other corporation with which PACE does not deal at arm’s length, within the meaning of the Tax Act) and did not pay any amount for such Options;

“Fairness Opinion” means the written opinion of Haywood dated May 29, 2008, a copy of which is set forth in Appendix “D” to this Information Circular, that, as of the date of such opinion, the consideration to be received by Common Shareholders under the Arrangement is fair, from a financial point of view, to Common Shareholders;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“GAAP” means generally accepted accounting principles, consistently applied in Canada;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, including securities regulatory authorities, domestic or foreign, (ii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Green Dragon” means Green Dragon Gas Ltd., a corporation incorporated under the laws of the Cayman Islands and having an office located in Hong Kong;

“GREKA” means GREKA China Ltd., a corporation incorporated under the laws of the Cayman Islands and having an office located in Hong Kong;

“Haywood” means Haywood Securities Inc., PACE’s financial advisor in respect of the Arrangement;

“Information Circular” means this management information circular and proxy statement dated May 29, 2008, together with all appendices hereto and documents incorporated herein by reference and including the summary hereof, distributed by PACE in connection with the Meeting;

“Interim Order” means the order of the Court dated May 29, 2008 ordering the Meeting and setting out certain declarations and directions in respect of the Arrangement and the holding of the Meeting, a copy of which is attached hereto as Appendix “A”, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Letter of Transmittal” means the letter of transmittal to be sent to Common Shareholders pursuant to which a registered Common Shareholder is required to deposit with the Depositary certificates representing Common Shares in order to receive the net cash consideration payable to such Common Shareholder in accordance with the Arrangement;

“Lock-Up Agreement” means the agreement between GREKA and certain directors and officers of PACE pursuant to which such directors and officers of PACE have agreed to vote the Common Shares beneficially owned or controlled by each of them in favour of the Arrangement Resolution and to act otherwise in support of the Arrangement at the Meeting;

“Material Adverse Change” means, when used in connection with PACE, means any change, event, occurrence or change in state of facts with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its Subsidiaries including any actual or threatened enforcement, civil or other proceeding by a Governmental Entity that is material, and adverse to the business, operations or financial condition of PACE and its Subsidiaries taken as a whole, other than any change, event or occurrence (i) relating to the PRC, Canadian or United States economy, political situation or financial, currency exchange, securities or commodity markets in general, or in markets for coal bed methane on a current or forward basis, (ii) affecting the Canadian or Chinese coal bed methane industry in general, other than where the effects of such change on the relevant party are materially disproportionate to the effects of such change on the other party (iii) related to the Arrangement or the public announcement thereof or the trading prices of Common Shares immediately following or reasonably attributable to the announcement of the Arrangement (iv) change in GAAP or applicable law; or (v) the result of any natural disaster, any act of sabotage or terrorism or any outbreak of war, or any escalation of any such natural disaster or acts of terrorism or sabotage or hostilities or war;

“Meeting” means the special meeting of the Securityholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable, approve the Arrangement;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Non-Resident Dissenting Shareholder” means a Non-Resident Shareholder who is a Common Shareholder and who exercises Dissent Rights and is ultimately entitled to be paid fair value for his Common Shares;

“Non-Resident Shareholder” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Securityholders”;

“Notice of Special Meeting of Securityholders” means the notice of the Meeting which accompanies this Information Circular;

“Option Benefit” means, in the case of an Option exercised prior to the Arrangement by an Eligible Employee for which the Option Benefit had been deferred at the time of the Arrangement, the amount by which the fair market value of a Common Share acquired upon the exercise of the Option (determined at the time of exercise) exceeds the sum of the exercise price payable for the acquisition of such share under the Option and any amount paid by the Optionholder to acquire the Option;

“Options” means issued and outstanding stock options of PACE entitling the holders thereof to acquire Common Shares;

“Optionholders” at any time means holders of Options;

“PACE” means Pacific Asia China Energy Inc., a corporation incorporated pursuant to the laws of British Columbia and having an office located in Kelowna, British Columbia;

“person” means any individual, partnership, limited partnership, joint venture, trust, body corporate, unincorporated organization, committee, trade creditors’ committee, government, or agency, or instrumentality thereof, or any other entity howsoever designated or constituted;

“Plan of Arrangement” means the plan of arrangement which is annexed as Schedule A to the Arrangement Agreement, as amended or supplemented from time to time;

“PRC” means the People’s Republic of China;

“Proposed Amendments” means all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

“PSC” means a production sharing contract in the PRC to which PACE or one of its Subsidiaries is a party;

“Purchaser” means, collectively, GREKA and Acquisitionco;

“Record Date” means the close of business on May 29, 2008;

“Resident Dissenting Shareholder” means a Resident Shareholder who is a Common Shareholder and who exercises Dissent Rights and is ultimately entitled to be paid fair value for his Common Shares;

“Resident Shareholder” has the meaning ascribed thereto under the heading “Certain Tax Considerations for Securityholders”;

“Securities” means, collectively, the Common Shares, Options and Warrants;

“Securityholders” means, collectively, the holders of Common Shares, Options and Warrants;

“Stock Option Plan” means the incentive stock option plan of PACE;

“Subsidiary” has the meaning given to that term in the BCBCA and includes, in respect of PACE, an operating company formed pursuant to the joint venture formed between Mitchell Drilling International Pty. Ltd. and PACE Drilling Ltd., a wholly-owned subsidiary of PACE, by agreement dated for reference the 6th day of February, 2006, or any other joint venture of which PACE or one of its Subsidiaries is a party;

“Superior Proposal” means any Acquisition Proposal that the Board of Directors determines in its good faith judgement that:  (i) the funds or other consideration provided for in the Acquisition Proposal are demonstrably available and the Acquisition Proposal is not subject to any financing condition and is reasonably capable of being completed given all legal and regulatory requirements on or before August 31, 2008; (ii) no regulatory approvals or third party consents are required other than the approvals and consents under the Arrangement Agreement, any vote of the Securityholders or the party or parties making the Acquisition Proposal, any approval by a stock exchange and any approval by a Governmental Entity under laws of general application; (iii) the Board of Directors has determined in good faith (after receiving the advice of a nationally recognized investment banking firm that is reflected in the minutes of the Board) it to be a commercially feasible transaction and would, if consummated in accordance with its terms, result in a transaction superior to the Arrangement from a financial point of view to the Securityholders; and (iv) after consultation with a nationally recognized investment banking firm, and after receiving advice of outside counsel that is reflected in the minutes of the Board of Directors, the Board concludes in good faith such action is necessary for the Board to discharge properly its fiduciary duties under applicable law;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Tax Regulations” means the regulations to the Tax Act as promulgated from time to time;

“TSX-V” means the TSX Venture Exchange;

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Warrants” means the issued and outstanding Common Share purchase warrants entitling holders thereof to acquire Common Shares; and

“Warrantholder” at any time means holders of Warrants.

SUMMARY

This summary is provided for convenience of reference only and is qualified in its entirety by the more detailed information appearing elsewhere in the Notice of Special Meeting of Securityholders, Notice of Application and this Information Circular, including the Appendices hereto and the information incorporated by reference herein. Terms with initial capital letters in this Summary are defined in the “Glossary of Terms” set out elsewhere in this Information Circular.

The Meeting

The Meeting will be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia at 8:00 a.m. (Vancouver time) on July 3, 2008, for the purposes set forth in the accompanying Notice of Special Meeting of Securityholders. At the Meeting, Securityholders will be asked to consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution.

The Arrangement

Under the Arrangement Agreement, Acquisitionco will acquire all of the issued and outstanding Common Shares and all of the outstanding Options and Warrants will be cancelled.  Upon completion of the Arrangement, each Common Shareholder will receive from Acquisitionco, in exchange for each PACE Common Share held, CDN$0.35 per Common Share.  For additional information regarding the terms and conditions of the Arrangement, see “The Arrangement” and “The Arrangement Agreement”.

Background to the Arrangement

In the fall of 2007, PACE personnel in the PRC suggested to the Board of Directors that PACE consider conducting business with Green Dragon.  In October 2007, Mr. Devinder Randhawa, the Chief Executive Officer of PACE, met with Mr. Randeep Grewal, the Chairman and Chief Executive Officer of both Green Dragon and GREKA, Green Dragon’s wholly-owned subsidiary, to discuss areas of mutual interest in the PRC.  It was at this time that the parties raised the possibility of conducting a joint venture or a merger.

During November and December 2007, the parties met on numerous occasions to further discuss strategic possibilities, and particularly an acquisition of PACE by GREKA.  In January 2008, Green Dragon and PACE negotiated the terms of a non-disclosure agreement, which was executed by GREKA and PACE on January 26, 2008.  Upon execution of the non-disclosure agreement, PACE provided Green Dragon with access to certain confidential financial and other information concerning its business and operations in order that Green Dragon could commence its due diligence investigation of PACE.

On February 18, 2008, the Board of Directors and PACE’s legal advisors, Blake , Cassels & Grayson LLP, met with Mr. Grewal and GREKA’s legal advisors, Owen Bird Law Corporation, in Vancouver, British Columbia, to negotiate a possible transaction.  As a result of such negotiations, the parties agreed to pursue a statutory plan of arrangement.  In addition, the parties agreed that, as a condition to completing the proposed arrangement, the directors and officers of PACE would enter into a lock-up agreement with GREKA.  During these negotiations, GREKA proposed that GREKA would acquire all of the issued and outstanding Common Shares for CDN$0.38 per Common Share.

On February 19, 2008, the Board of Directors agreed in principle to consider the proposed consideration of CDN$0.38 per share, and on February 21, 2008, engaged Haywood to act as exclusive financial advisor to PACE with respect to the proposed arrangement and to, among other things, prepare and deliver the Fairness Opinion.

From February 21, 2008 to March 19, 2008, GREKA and PACE negotiated the terms of the Arrangement Agreement.  On March 11, 2008 certain directors of PACE met with Mr. Grewal in London and made significant progress in settling outstanding issues in connection with the preparation of the definitive agreements.  Following that meeting, PACE held a conference call with its legal advisors to finalize certain terms and conditions of the Arrangement Agreement and lock-up agreement.

On March 19, 2008, the Board held a meeting to consider the terms of the definitive Arrangement Agreement and review the verbal fairness opinion of Haywood and other relevant information. The Board resolved to approve, among other things, the Arrangement Agreement and the entering into of the Arrangement Agreement, subject to such revisions as the Board may deem necessary or advisable and other conditions.  A lock-up agreement was entered into on March 26, 2008 and the Arrangement Agreement was entered into on March 27, 2008.  The Arrangement Agreement was announced by way of joint press release of PACE and GREKA the same day.

Following execution of the Arrangement Agreement, PACE began preparing this Proxy Circular and GREKA continued to conduct its due diligence investigation of PACE.  On April 26, 2008, GREKA advised PACE that it had not yet completed its due diligence investigation of PACE and requested an extension of the due diligence period under the Arrangement Agreement in order that GREKA could complete its investigation and ultimately complete the Arrangement.  The Board met to consider and granted GREKA an extension of the due diligence period to May 10, 2008.  The due diligence period was again extended on May 8, 2008 to May 15, 2008.

On May 15, 2008, GREKA advised the management of PACE that due to certain potential liabilities of PACE, while GREKA still wanted to complete the Arrangement with PACE, it would only do so at a reduced purchase price that was reflective of these potential liabilities.  The same day, the Board convened a meeting to consider whether to accept GREKA’s proposal to complete the Arrangement on the basis that the Common Shareholders would receive CDN$0.35 per Common Share, rather than the originally offered price of CDN$0.38 per Common Share.  The Board considered a number of factors in determining to approve the proposal, including, but not limited to, the fact that Haywood had agreed to review the revised offer and provide a new fairness opinion based on the new information and revised purchase price and the fact that GREKA had agreed to remove the due diligence condition in favour of GREKA in the Arrangement Agreement.  Two of the directors of PACE, Mr. Scoretz and Mr. Sai, voted against the amendment on the basis that the new purchase price did not reflect fair value.

On May 19, 2008, GREKA, Acquisitionco and PACE executed an amendment agreement to the Arrangement Agreement and certain directors and officers of PACE entered into the Lock-up Agreement.

Reasons for the Arrangement

In making its determination as to the Arrangement and its fairness and in support of the Board of Director’s recommendation to Securityholders to vote in favour of the Arrangement Resolution, the Board of Directors considered a number of factors in support of the Arrangement, including that:

•

the consideration of CDN$0.35 per Common Share being offered to Common Shareholders under the Arrangement represents a premium of approximately 46% over the market value of the Common Shares on the TSX-V as of the last trading date prior to the announcement of the transaction;

•

the consideration to be paid under the Arrangement was achieved through an active and extensive process to solicit proposals to acquire PACE from a number of potentially interested third parties, which process was supervised by the Board of Directors with the assistance of Blake, Cassels & Graydon LLP as counsel;

•

the consideration by the Board of Directors of other alternatives to maximize Common Shareholder value and the conclusion that the Arrangement is the most favourable alternative available;

•

the Fairness Opinion, which was provided to the Board of Directors, to the effect that as of the date of such opinion, and based upon and subject to the assumptions, matters considered, limitations and qualifications described in such opinion, the consideration to be received by Common Shareholders under the Arrangement is fair, from a financial point of view, to Common Shareholders;

•

the consideration under the Arrangement is all cash, which provides certainty of value to the Securityholders compared to a transaction in which Securityholders would receive all or part of the consideration in securities;

•

the obligations of the Purchaser are not subject to a financing condition and the Board of Directors’ comfort with the Purchaser’s commitment and ability to complete the Arrangement;

•

Securityholders holding approximately 25% of the outstanding Common Shares, Options and Warrants have independently agreed to vote in favour of the Arrangement Resolution and to support the Arrangement and no other transaction, and have entered into the Lock-up Agreement with GREKA to that effect;

•

the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement;

•

the availability of Dissent Rights for Securityholders;

•

management of PACE advised that they did not expect there to be material developments in the business in the near future that might significantly increase the market price of the Common Shares;

•

the terms and conditions of the Arrangement Agreement, including the respective representations, warranties and covenants of PACE and the Purchaser, and the conditions to their respective obligations, are, in the judgment of PACE and its advisors, reasonable and were the product of extensive negotiations between PACE and its advisors and the Purchaser and its advisors; and

•

the business reputation of GREKA and its knowledge of the business of PACE.

The Board also considered a number of other matters relating to the Arrangement, including:

•

following completion of the Arrangement, PACE will no longer exist as an independent public company and Common Shareholders will not participate in any future earnings or growth of PACE;

•

the requirement that certain conditions to the completion of the Arrangement must be satisfied and the right of GREKA to terminate the Arrangement Agreement if they are not satisfied;

•

the costs to PACE of the Arrangement if it is not completed, including the diversion of management attention away from the conduct of PACE’s business in the ordinary course;

•

an all-cash transaction will generally be taxable to non-exempt Common Shareholders for U.S. and Canadian federal income tax purposes;

•

the provisions in the Arrangement Agreement restricting PACE from soliciting other Acquisition Proposals, cancelling the Meeting or terminating the Arrangement Agreement to accept another offer, which combined with the existence of the Lock-up Agreement, negates the likelihood of a successful Superior Proposal; and

•

the limitations in the Arrangement Agreement on the conduct of the businesses of PACE in the ordinary course consistent with past practice and, in certain circumstances, requiring the prior written consent of GREKA, which may delay or prevent PACE from pursuing business opportunities that would be advisable if PACE were to remain an independent public company.

See “The Arrangement – Reasons for the Arrangement”.

Fairness Opinion

The Board of Directors has received the Fairness Opinion from Haywood. The Fairness Opinion provides that, on the basis of the information provided to and reviewed by Haywood and certain assumptions, all as set out in the Fairness Opinion, as of the date of the Fairness Opinion, the consideration to be received by Common Shareholders under the Arrangement is fair, from a financial point of view, to Common Shareholders. A copy of the Fairness Opinion is attached to this Information Circular as Appendix “D” and should be read carefully and in its entirety.

See “The Arrangement – The Fairness Opinion”.

Recommendation of the Board of Directors

The Board of Directors has concluded that the Arrangement is fair to Common Shareholders and is in the best interests of PACE and the Common Shareholders and recommends that the Securityholders vote in favour of the Arrangement Resolution.

See “The Arrangement – Recommendation of the Board of Directors”.

Overview of Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 288 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)

the Arrangement must be approved by the Securityholders in the manner set forth in the Interim Order;

(b)

the Court must grant the Final Order approving the Arrangement; and

(c)

all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party.

See “Procedure for the Arrangement to Become Effective – Procedural Steps”.

Securityholder Approval

Pursuant to the BCBCA, PACE’s Articles and the terms of the Interim Order, the Arrangement must be approved by at least 66 2/3% of the votes cast by the Securityholders present in person or by proxy at the Meeting voting together as a single class (each Common Shareholder shall be entitled to one vote per Common Share held, each Optionholder shall be entitled to one vote for each Option held and Warrantholders shall be entitled to one vote per Warrant held) provided that 66 2/3% of the votes cast by Common Shareholders present in person or by proxy at the Meeting approve the Arrangement.

The determination of Securityholders entitled to receive notice of and vote at the Meeting is the close of business on the Record Date. Only Securityholders whose names have been entered in the applicable registers of Securityholders, on the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.  With respect to Common Shareholders, Common Shareholders of record will be entitled to vote those Common Shares included in the list of Common Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any Common Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such Common Shares or having otherwise established that he owns such Common Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of Common Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Securityholders, subject to the terms of the Arrangement Agreement, to amend the Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA. The Arrangement Agreement provides that the terms under which the Common Shares are exchanged for cash in the Arrangement Agreement cannot be amended without the approval of the Securityholders.  See Appendix “C” to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

On May 29, 2008, PACE obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix “A” to this Information Circular.

Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Meeting, PACE will make application to the Court for the Final Order at the British Columbia Supreme Court, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1 on July 3, 2008, at 2:00 p.m. (Vancouver time) or as soon thereafter as counsel may be heard. Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court and serve upon PACE, on or before 5:00 p.m. (Vancouver time) on June 30, 2008, a notice of its intention to appear, including an address for service in Vancouver, British Columbia (or alternatively, a telecopier number for service by telecopy), together with any evidence or materials which are to be presented to the Court.  Service on PACE is to be effected by delivery to the solicitors for PACE at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, telecopy: (604) 631-3309, Attention: Sean Boyle.

The Notice of Application for the Final Order is attached as Appendix “B” to this Information Circular.

Governmental and Regulatory Approvals

The Arrangement Agreement provides that receipt of all governmental and regulatory approvals, including, without limitation, approval of the appropriate Governmental Entities in the PRC required to keep the PSC’s and licenses of PACE in good standing notwithstanding the Arrangement, is a condition precedent to the Arrangement becoming effective.  PACE is not aware of any material regulatory approvals that have not been obtained which would prevent PACE, GREKA and Acquisitionco from completing the Arrangement.

Timing

If the Meeting is held and the Arrangement Resolution is approved by Securityholders as required by the Interim Order, PACE will apply to the Court for the Final Order. If the Final Order is obtained on July 3, 2008, in form and substance satisfactory to PACE and GREKA, and all other conditions specified in the Arrangement Agreement are satisfied or waived, PACE and GREKA expect that the Effective Date will be July 3, 2008 or as soon as possible thereafter upon the receipt of all necessary regulatory approvals.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.

Procedure for Exchange of Common Share Certificates

From and after the Effective Date, certificates formerly representing Common Shares shall represent only the right to receive the cash consideration, without interest, to which the Common Shareholders are entitled to pursuant to the Arrangement.  In order to receive payment of the cash to which they are entitled pursuant to the Arrangement, registered Common Shareholders must complete and return the Letter of Transmittal, together with the certificate(s) representing their Common Shares to the Depositary at one of the offices specified in the Letter of Transmittal.  Common Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should not submit a Letter of Transmittal.  Instead, such persons should contact the broker, dealer, bank, trust company or other nominee, as applicable, to give instructions for the deposit of their securities and determine the process for obtaining payment.

Pursuant to the terms of the Plan of Arrangement, any certificate formerly representing Common Shares that is not deposited with all other documents required hereunder on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive the cash consideration shall be deemed to be surrendered to Acquisitionco together with all dividends, distributions and any interest thereon held for such holder.

See “Procedure for Exchange of Common Share Certificates”.

Lock-Up Agreement

Certain of the directors and officers of PACE have entered into an agreement with GREKA pursuant to which they have agreed to support the Arrangement and, subject to certain exceptions, vote the Common Shares which they beneficially own or subsequently acquire in favour of the Arrangement.  The directors and officers of PACE hold an aggregate of 10,175,666 Common Shares, representing approximately 11% of the aggregate outstanding Common Shares.

See “Lock-Up Agreement”.

Right of Dissent

Pursuant to the BCBCA and the Interim Order, a Securityholder will have the right to dissent with respect to the Arrangement Resolution. To exercise such right, the Dissenting Securityholder must send to PACE a written objection to the Arrangement Resolution, which written objection in respect of Securities must be received by PACE c/o Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314 Vancouver, British Columbia, V7X 1L3, Fax: (604) 631-3309, Attention: Sarah Pybus, by 5:00 p.m. (Vancouver time) two business days prior to the Meeting and the Dissenting Securityholders must otherwise comply with Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Securities in respect of which the holder dissents in accordance with Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order. See Appendices “A” and “E” for a copy of the Interim Order and the provisions of Division 2 of Part 8 of the BCBCA, respectively.

The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order, may result in the loss of any Dissent Rights. A person who is a beneficial holder of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wishes to dissent, should be aware that only the registered holder of such Common Shares is entitled to dissent. Accordingly, a beneficial holder of Common Shares desiring to exercise Dissent Rights must make arrangements for such Common Shares beneficially owned to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by PACE or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on such holder’s behalf.  See “Right of Dissent”.

It is a condition to the Arrangement that Dissenting Optionholders and Dissenting Warrantholders holding no more than 10% of the issued and outstanding Securities shall have validly exercised Dissent Rights in relation to the Arrangement Resolution that have not been withdrawn as at the Effective Date. See “The Arrangement Agreement – Conditions to the Arrangement”.

Certain Canadian Federal Income Tax Considerations

Generally, a Common Shareholder who is a Canadian resident for the purposes of the Tax Act and who holds Common Shares as capital property will realize a capital gain (or a capital loss) equal to the amount by which the cash received by such Common Shareholder for the Common Shares under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the holder of such Common Shares.

Generally, a Common Shareholder who is not a Canadian resident for purposes of the Tax Act and whose Common Shares do not constitute “taxable Canadian property” for purposes of the Tax Act will not be subject to tax under the Tax Act on any gain realized on the disposition of such Common Shares under the Arrangement.

See “Certain Tax Considerations for Securityholders – Certain Canadian Federal Income Tax Considerations”.

Risk Factors

The following risk factors should be considered by Securityholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Information Circular and the risk factors disclosed in PACE’s MD&A for PACE’s year ended February 28, 2007.

Risks to which PACE may be subject to in the event that the Arrangement is not completed include:

•

PACE will continue to face all of the existing operational and financial risks of its business as described in the MD&A and herein;

•

the price of the Common Shares may decline to the extent that the relevant current market price of the Common Shares reflects a market assumption that the Arrangement will be completed;

•

certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees incurred by PACE, must be paid by PACE even if the Arrangement is not completed, as well as the diversion of management attention away from the conduct of PACE’s business in the ordinary course; and

•

if the Arrangement is terminated and the Board of Directors decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the consideration to be received pursuant to the Arrangement.

If the Arrangement is completed, PACE will no longer exist as an independent public company and Securityholders will not participate in any future earnings or growth of PACE.

PACE

PACE is a corporation incorporated under the laws of the Province of British Columbia.  The registered and records address of PACE is Suite 700, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.  The head office of PACE is located at Suite 700, 1620 Dickson Avenue, Kelowna, British Columbia, V1Y 9Y2. PACE engages in the production, development of and exploration for CBM in the PRC.  The Common Shares are listed for trading on the TSX-V under the symbol “PCE”.

GREKA and Acquisitionco

GREKA is a corporation incorporated under the laws of the Cayman Islands and is the operating subsidiary of its parent company, Green Dragon.  The head office of Green Dragon and GREKA is located at Suite 3308, Two Exchange Square, Central, Hong Kong, PRC.  Green Dragon, through GREKA, is a gas supplier based in the PRC with a focus on the exploration, development, production, distribution and sales of CBM.  The common shares of GREKA are not posted for trading on any stock exchange.  The common shares of Green Dragon are listed on the London Stock Exchange under the symbol “GDG”.

Acquistionco is a corporation that was incorporated under the BCBCA for the purposes of participating in the Arrangement and is a wholly-owned subsidiary of GREKA.  The registered office of Acquisitionco is located at Suite 2900, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J5.

THE ARRANGEMENT

Description of the Plan of Arrangement

GREKA, Acquisitionco and PACE have entered into the Arrangement Agreement which provides for the implementation of the Arrangement pursuant to section 288 of the BCBCA.  Under the Arrangement, Acquisitionco will acquire all of the outstanding Common Shares for CDN$0.35 in cash per Common Share and all of the outstanding Options and Warrants will be cancelled.

Commencing at the Effective Time, each of the events set out below will occur and be deemed to occur at the times set out below, in each case without any further authorization, act or formality of PACE, any Common Shareholder, Acquisitionco or any other person:

(a)

At the Effective Time:

(i)

all of the Options and Warrants granted and outstanding immediately prior to the Effective Time will be cancelled (including Dissenting Options and Dissenting Warrants, subject to the right of Dissenting Optionholders and Dissenting Warrantholders to be paid fair market value for the Dissenting Warrants and Dissenting Options);

(ii)

the Stock Option Plan will be cancelled;

(b)

Immediately after the steps in paragraph (a) above occur:

(i)

all Common Shares outstanding immediately prior to the Effective Time (including Dissenting Common Shares and any Common Shares issued pursuant to the exercise of any Option or Warrant duly exercised prior to the Effective Time in accordance with the provisions of the Stock Option Plan and the option agreement evidencing any such Option and the warrant certificate evidencing any such Warrant), will be and be deemed to be transferred by the Common Shareholders to Acquisitionco (free and clear of any Liens) in exchange for a cash payment equal to (A) CDN$0.35 for each Common Share (other than Dissenting Common Shares) less the amount of any dividend or distribution paid in respect of each Common Share between the date of the Arrangement Agreement and the Effective Time, (B) the fair value for each Dissenting Common Share, and (C) in respect of any Dissenting Common Shareholder who is ultimately not entitled to be paid fair value for the Common Shares in respect of which they have exercised Dissent Rights, the net cash consideration for each such Common Share; and

(ii)

with respect to each Common Share:

(A)

the holder thereof will cease to be the holder of such Common Share;

(B)

the holder’s name will be removed from the central securities register with respect to such Common Shares; and

(C)

legal and beneficial title to such Common Share will vest in Acquisitionco and Acquisitionco will be and be deemed to be the transferee and legal and beneficial owner of all Common Shares (free and clear of any Liens) and will be entered in the central securities register as the sole holder thereof and the former holder and beneficial owner of such Common Share will cease to have any rights as a Common Shareholder in respect of such Common Share.

The Plan of Arrangement is attached as Schedule A to the Arrangement Agreement, which is filed on SEDAR at www.sedar.com.  Readers are encouraged to carefully review the Plan of Arrangement, as it contains the specific terms and conditions governing the Arrangement.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations conducted between representatives of PACE and GREKA and their respective advisors.  The following is a summary of the meetings, negotiations, discussions and actions between the parties that preceded the execution of and public announcement of the Arrangement Agreement.

Negotiations with GREKA

In the fall of 2007, PACE personnel in the PRC suggested to the Board of Directors that PACE consider conducting business with Green Dragon.  In October 2007, Mr. Randhawa, the Chief Executive Officer of PACE, met with Mr. Grewal, the Chairman and Chief Executive Officer of both Green Dragon and GREKA, Green Dragon’s wholly-owned subsidiary, to discuss areas of mutual interest in the PRC.  It was at this time that Mr. Grewal expressed an interest in an acquisition of PACE.

During November and December 2007, the parties met on numerous occasions to discuss strategic possibilities.  In January 2008, Green Dragon and PACE negotiated the terms of a non-disclosure agreement, which was executed by GREKA and PACE on January 26, 2008.  Upon execution of the non-disclosure agreement, PACE provided Green Dragon with access to certain confidential financial and other information concerning its business and operations in order that Green Dragon could commence its due diligence investigation of PACE.

On February 18, 2008, the Board of Directors and PACE’s legal advisors, Blake , Cassels & Grayson LLP, met with Mr. Grewal and GREKA’s legal advisors, Owen Bird Law Corporation, in Vancouver, British Columbia, to negotiate a possible transaction.  As a result of such negotiations, the parties agreed to pursue a statutory plan of arrangement.  In addition, the parties agreed that, as a condition to completing the proposed arrangement, the directors and officers of PACE would enter into a lock-up agreement with GREKA.  During these negotiations, GREKA proposed that GREKA would acquire all of the issued and outstanding Common Shares for CDN$0.38 per share.

On February 19, 2008, the Board of Directors met and agreed in principle to consider the proposed consideration of CDN$0.38 per share.  Following the meeting of the Board, Mr. Randhawa contacted Mr. Grewal to confirm the Board consideration of the consideration payable under the proposed arrangement, and the parties agreed to move forward with the transaction.

Engagement of Financial Advisor

On February 21, 2008, the Board of Directors engaged Haywood to act as exclusive financial advisor to PACE with respect to the proposed plan of arrangement.  Pursuant to the engagement letter entered into between PACE and Haywood, Haywood agreed to, among other things, provide advice and assistance to the Board of Directors in evaluating the Arrangement, including the preparation and delivery to the Board of its opinion stating whether the consideration payable under the Arrangement is fair, from a financial point of view, to the Common Shareholders.

The Arrangement Agreement

From February 21, 2008 to March 19, 2008, GREKA and PACE negotiated the terms of the Arrangement Agreement, with counsel to GREKA and PACE exchanging drafts of the Arrangement Agreement and a lock-up agreement.  On March 11, 2008 certain directors of PACE met with Mr. Grewal in London and settled the terms of the definitive agreements.

On March 19, 2008, the Board met to consider the terms of the definitive Arrangement Agreement and review the fairness opinion of Haywood, which, at that time, was given on the basis of a purchase price of CDN$0.38 per Common Share.  Upon review and consideration of the relevant facts and the fairness opinion, the Board resolved to approve, among other things, the Arrangement Agreement and the entering into of the Arrangement Agreement, subject to such revisions as the Board deemed necessary or advisable and other conditions.  The directors and officers entered into a lock-up agreement with GREKA on March 26, 2008 and the Arrangement Agreement was executed on March 27, 2008.  The Arrangement Agreement was announced by way of joint press release of PACE and GREKA the same day.

Amendment Agreement to the Arrangement Agreement

Following execution of the Arrangement Agreement, PACE began preparing this Proxy Circular and GREKA continued to conduct its due diligence investigation of PACE.  On April 26, 2008, GREKA advised PACE that it had not yet completed its due diligence investigation of PACE and requested an extension of the due diligence period under the Arrangement Agreement in order that GREKA could complete its investigation and ultimately complete the Arrangement.  The Board met to consider and granted GREKA an extension of the due diligence period to May 10, 2008.  The due diligence period was again extended on May 8, 2008 to May 15, 2008.

On May 15, 2008, GREKA advised the management of PACE that due to certain potential liabilities of PACE, while GREKA still wanted to complete the Arrangement with PACE, it would only do so at a reduced purchase price that was reflective of these potential liabilities.  The same day, the Board convened a meeting to consider whether to accept GREKA’s proposal to complete the Arrangement on the basis that the Common Shareholders would receive CDN$0.35 per Common Share, rather than the originally offered price of CDN$0.38 per Common Share.  The Board considered a number of factors in determining to approve the proposal, including, but not limited to, the fact that Haywood had agreed to review the revised offer and provide a new fairness opinion based on the new information and revised purchase price and the fact that GREKA had agreed to remove the due diligence condition in favour of GREKA in the Arrangement Agreement.  Two of the directors of PACE, Mr. Scoretz and Mr. Sai, voted against the amendment on the basis that the new purchase price did not reflect fair value.

On May 19, 2008, GREKA, Acquisitionco and PACE executed an amendment agreement to the Arrangement Agreement which reflects the decreased purchase price, amends the dates for completion of the transaction, removes the due diligence condition in favour of GREKA and includes a condition for the mutual benefit of the parties that Haywood provide its Fairness Opinion for inclusion in this Proxy Circular.  In addition, certain directors and officers of PACE entered into the Lock-up Agreement with GREKA to vote the PACE Securities held by them in favour of the Arrangement at the Meeting.

Reasons for the Arrangement

In making its determination as to the Arrangement and its fairness and in support of the Board of Director’s recommendation to Securityholders to vote in favour of the Arrangement Resolution, the Board of Directors considered a number of factors in support of the Arrangement, including that:

•

the consideration of CDN$0.35 per Common Share being offered to Common Shareholders under the Arrangement represents a premium of approximately 46% over the market value of the Common Shares on the TSX-V as of the last trading date prior to the announcement of the transaction;

•

the consideration to be paid under the Arrangement was achieved through an active and extensive process to solicit proposals to acquire PACE from a number of potentially interested third parties, which process was supervised by the Board of Directors with the assistance of Blake, Cassels & Graydon LLP as counsel;

•

the consideration by the Board of Directors of other alternatives to maximize Common Shareholder value and the conclusion that the Arrangement is the most favourable alternative available;

•

the Fairness Opinion, which was provided to the Board of Directors, to the effect that as of the date of such opinion, and based upon and subject to the assumptions, matters considered, limitations and qualifications described in such opinion, the consideration to be received by Common Shareholders under the Arrangement is fair, from a financial point of view, to Common Shareholders;

•

the consideration under the Arrangement is all cash, which provides certainty of value to the Securityholders compared to a transaction in which Securityholders would receive all or part of the consideration in securities;

•

the obligations of the Purchaser are not subject to a financing condition and the Board of Directors’ comfort with the Purchaser’s commitment and ability to complete the Arrangement;

•

Securityholders holding approximately 25% of the outstanding Common Shares, Options and Warrants have independently agreed to vote in favour of the Arrangement Resolution and to support the Arrangement and no other transaction, and have entered into the Lock-up Agreement with GREKA to that effect;

•

the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement;

•

the availability of Dissent Rights for Securityholders;

•

management of PACE advised that they did not expect there to be material developments in the business in the near future that might significantly increase the market price of the Common Shares;

•

the terms and conditions of the Arrangement Agreement, including the respective representations, warranties and covenants of PACE and the Purchaser, and the conditions to their respective obligations, are, in the judgment of PACE and its advisors, reasonable and were the product of extensive negotiations between PACE and its advisors and the Purchaser and its advisors; and

•

the business reputation of GREKA and its knowledge of the business of PACE.

The Board also considered a number of other matters relating to the Arrangement, including:

•

following completion of the Arrangement, PACE will no longer exist as an independent public company and Common Shareholders will not participate in any future earnings or growth of PACE;

•

the requirement that certain conditions to the completion of the Arrangement must be satisfied and the right of GREKA to terminate the Arrangement Agreement if they are not satisfied;

•

the costs to PACE of the Arrangement if it is not completed, including the diversion of management attention away from the conduct of PACE’s business in the ordinary course;

•

an all-cash transaction will generally be taxable to non-exempt Common Shareholders for U.S. and Canadian federal income tax purposes;

•

the provisions in the Arrangement Agreement restricting PACE from soliciting other Acquisition Proposals, cancelling the Meeting or terminating the Arrangement Agreement to accept another offer, which combined with the existence of the Lock-up Agreement, negates the likelihood of a successful Superior Proposal; and

•

the limitations in the Arrangement Agreement on the conduct of the businesses of PACE in the ordinary course consistent with past practice and, in certain circumstances, requiring the prior written consent of GREKA, which may delay or prevent PACE from pursuing business opportunities that would be advisable if PACE were to remain an independent public company.

See “The Arrangement Agreement”.

The Fairness Opinion

In its evaluation of the Arrangement and the proposed acquisition of PACE by GREKA, the Board of Directors relied upon, among other things, the Fairness Opinion of Haywood, as financial advisor to the Board of Directors, as to whether the consideration to be received by Common Shareholders (including Optionholders and Warrantholders who become Common Shareholders upon the exercise of Options and Warrants prior to the Effective Time) under the Arrangement is fair, from a financial point of view, to the Common Shareholders. Haywood was retained as financial advisor to the Board of Directors on the basis of its expertise in such matters. Haywood is a licenced and registered investment dealer that provides investment research, corporate finance advice and services, and engages in securities trading and investment banking activities. Haywood is not controlled by a commercial bank or financial institution and is not in the business of providing accounting, auditing, legal, tax, regulatory or actuarial services.

Haywood was not engaged to prepare, and has not prepared, a valuation or appraisal of PACE or GREKA or any of their respective securities, assets or liabilities and the Fairness Opinion should not be construed as such.

None of Haywood, its affiliates or its associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of PACE or Green Dragon, or any of their respective associates or affiliates. In addition, other than pursuant to the engagement described above, Haywood is not now an advisor to PACE, Green Dragon or any of their respective affiliates or associates.

Except as otherwise described herein: (a) Haywood has neither provided financial advisory services nor participated in any financings involving PACE, Green Dragon or any of their respective affiliates or associates; (b) the fee payable to Haywood under the engagement letter on the delivery of the Fairness Opinion is not contingent upon the conclusions or opinion reached by Haywood in the Fairness Opinion; and (c) there are no understandings, agreements or commitments between Haywood and PACE, Green Dragon or any of their respective affiliates or associates with respect to any future business dealings.  However, Haywood may in the future, in the ordinary course of business, seek to perform financial advisory or investment banking services from time-to-time for any one or more of PACE, Green Dragon or any of their respective affiliates or associates.

In connection with PACE’s reverse take-over of China-Canada Energy Corp. in January 2006, Haywood acted as one of the agents in respect of a $6,617,000 private placement by PACE of 13,234,000 units at $0.50 per unit that closed January 4, 2006.  With the exception of these matters and in the context of the engagement agreement, Haywood has not provided investment banking or financial advisory services to PACE or any related entity thereof.

Haywood acts as a securities trader and dealer, both as principal and agent, in all major Canadian financial markets and, as such, may have had or may in the future have long or short positions in securities of PACE or GREKA and, from time to time, may have executed or may execute transactions on their behalf or on behalf of other clients for which Haywood receives compensation.  As an investment dealer, Haywood conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in PACE or GREKA.

In consideration for its services as financial advisor to PACE, including the provision of the Fairness Opinion, Haywood is to be paid a flat fee by PACE, payable upon the delivery of the Fairness Opinion to the Board.

The Fairness Opinion does not address the fairness of the Arrangement to GREKA and its affiliates, to the extent they hold Common Shares.  In the Fairness Opinion, Haywood concluded, on the basis of the information provided to and reviewed by Haywood and certain assumptions, all as set out in the Fairness Opinion, that as of the date of such opinion, the consideration to be received by the Common Shareholders under the Arrangement is fair, from a financial point of view, to the Common Shareholders.

A copy of the Fairness Opinion is attached to this Information Circular as Appendix “D” and should be read carefully and in its entirety.  The Fairness Opinion was provided to the Board of Directors to assist the Board of Directors in considering the Arrangement and the Board’s recommendation to the Securityholders with respect to the Arrangement. The Fairness Opinion is not, and is not to be construed as a recommendation to any Securityholders as to whether or not such holder should vote in favour of the Arrangement.

Recommendation of the Board of Directors

At a meeting of the Board of Directors held prior to entering into the Arrangement Agreement, the Board of Directors considered the Arrangement on the terms and conditions provided for in the Arrangement Agreement.  The Board of Directors has concluded that the Arrangement is fair to Common Shareholders (including Optionholders and Warrantholders who become Common Shareholders upon the exercise of Options and Warrants prior to the Effective Time) and is in the best interest of PACE and the Common Shareholders, and as such, has authorized submission of the Arrangement Resolution to the Securityholders for approval and to the Court for the Final Order.

In coming to its conclusion and recommendations, the Board of Directors considered, among others, the following factors:

(a)

the purpose of the Arrangement as outlined herein;

(b)

information concerning the financial condition, results of operations, business plans and prospects of PACE;

(c)

under the terms of the Arrangement Agreement, the Board of Directors is able to consider (in accordance with the provisions of the Arrangement Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal and approve or recommend to Securityholders to enter into an agreement in respect of a Superior Proposal;

(d)

the Fairness Opinion; and

(e)

that Securityholders that oppose the Arrangement may, subject to compliance with certain conditions, dissent with respect to the Arrangement Resolution and be entitled to be paid the fair value for their Securities  in accordance with Division 2 of Part 8 of the BCBCA and the Interim Order.

The Board of Directors recommends that the Securityholders vote in favour of the Arrangement Resolution.

THE ARRANGEMENT AGREEMENT

The Arrangement Agreement provides for the implementation of the Plan of Arrangement. The following is a summary only and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix “A” to this Information Circular.

General

Under the Arrangement, each Common Shareholder will receive from Acquisitionco, in exchange for each PACE Common Share held, CDN$0.35 per Common Share and all of the outstanding Options and Warrants will be cancelled.

Representations and Warranties

The Arrangement Agreement contains various representations and warranties of PACE to GREKA with respect to PACE and of GREKA to PACE with respect to GREKA and Acquisitionco.  These representations and warranties relate to, among other things, corporate formation; corporate power; licences and PSCs; compliance with laws, non-violation of constating documents and material contracts; authorization, execution, delivery and enforceability of the Arrangement Agreement; public filing; public record; financial statements; material changes; financial changes; title to property and assets; material contracts; undisclosed liabilities; litigation; financial books and records; corporate books and records; authorized and issued capital; rights to acquire additional securities; subsidiaries; reporting issuer status; requisite approvals; no brokers having been engaged or retained in connection with the Arrangement Agreement; with respect to PACE, Haywood not having withdrawn or materially amended the Fairness Opinion; with respect to GREKA, the due and valid incorporation and business of Acquisitionco and having made adequate arrangements to ensure that sufficient funds will be available at the Effective Date to effect the Arrangement; with respect to both PACE and GREKA, the information relating to PACE, any PACE subsidiary and Acquisitionco not containing any misrepresentation.

Covenants

Until the Effective Date or the date upon which the Arrangement Agreement is terminated, PACE is required to conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice, other than in connection with the Arrangement.

In addition, PACE is required to, among other things:

(a)

forthwith upon execution of the Arrangement Agreement, assemble and make available to GREKA and its advisors all information and access to individuals and management advisors and materials which are reasonably required in order to conduct a due diligence investigation of PACE by GREKA;

(b)

forthwith submit a budget to GREKA, for GREKA’s approval, with respect to its operations from the date of the Arrangement Agreement to the Effective Date;

(c)

in a timely and expeditious manner:

(i)

use its best efforts to carry out the terms of the Interim Order as are required to be carried out by PACE after the issuance thereof;

(ii)

prepare, in consultation with GREKA and provide drafts to GREKA for review and comment, and file this Information Circular in prescribed form, and in form and content acceptable to GREKA acting reasonably, with respect to the PACE Meeting in all jurisdictions where the same is required to be filed and mail and distribute the same as ordered by the Interim Order and in accordance with all applicable laws; and indemnify and hold harmless GREKA and its directors and officers from and against all claims, damages, liabilities, actions or demands to which they may become subject insofar as such claims, damages, liabilities, actions or demands arise out of or are based upon the information supplied by PACE and included in this Information Circular having contained a misrepresentation;

(d)

subject to the approval of the Arrangement at the Meeting in accordance with the provisions of applicable laws and the Interim Order, forthwith proceed with and diligently prosecute an application for the Final Order;

(e)

subject to the receipt of the Final Order, the satisfaction or waiver of the conditions precedent in favour of PACE and the receipt of the written confirmation of Acquisitionco that the conditions precedent in favour of Acquisitionco have been satisfied or waived, forthwith carry out the terms of the Final Order;

(f)

use commercially reasonable efforts to satisfy the conditions precedent to its obligations under the Arrangement Agreement to the extent the same are within its control, including using its commercially reasonable efforts to:

(i)

obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts and such waivers, consents and approvals shall be on terms and conditions reasonably satisfactory to GREKA;

(ii)

obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable laws;

(iii)

effect all necessary registrations and filings and submissions of information requested by any regulatory or governmental authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of either of GREKA or PACE before any regulatory or governmental authorities to the extent permitted by such authorities;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or oppose and defend any action seeking to stop or otherwise adversely affecting the ability of PACE to consummate the Arrangement (and GREKA shall have the right to participate in the opposition or defence process);

(v)

fulfill all conditions and satisfy all provisions of the Arrangement Agreement and the Arrangement; and

(vi)

cooperate and consult with GREKA in connection with the performance by PACE or GREKA of their respective obligations hereunder and any other agreements material to completion of the Arrangement;

(g)

subject to applicable laws, not take any action, refrain from taking any action, or permit any action to be taken or not taken inconsistent with the Arrangement Agreement or which could reasonably be expected to impede the implementation of the Arrangement;

(h)

during the period from the date of execution of the Arrangement Agreement and continuing until the earlier to occur of the termination of the Arrangement Agreement or the Effective Date, unless GREKA otherwise agrees in writing or as otherwise expressly contemplated or permitted by the Arrangement Agreement, conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice, not:

(i)

issue, sell, pledge, lease, convey or transfer:

(A)

any additional securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any securities of PACE (other than pursuant to the exercise of Options or Warrants currently outstanding in accordance with their existing terms); or

(B)

except in the ordinary course of business, any other tangible or intangible assets or property of PACE, including intellectual property rights, fixtures, office equipment, furnishings, furniture, software and computers;

(ii)

split, combine or reclassify or repurchase any outstanding Common Shares or declare, set aside or pay any dividends or other distributions with respect to the Common Shares;

(iii)

acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any other business (including any division) or acquire or agree to acquire any material assets;

(iv)

undertake an expansion of its business facilities or enter into any sub-lease agreement with respect to its facilities;

(v)

borrow, guarantee the payment of any indebtedness or current indebtedness for money borrowed or issue or sell any non-convertible debt securities other than accounts receivable incurred in the ordinary course of business or indebtedness incurred with the financing of working capital, provided that PACE is entitled and permitted to borrow up to $1,500,000 at an interest rate of not more than 6% per annum from non-arm’s length persons or 12% from arm’s length persons on terms acceptable to GREKA, acting reasonably;

(vi)

make or rescind any material express or deemed election relating to taxes, settle or compromise any material action relating to taxes, or except as may be required by applicable law, make any change to any of its accounting methods with respect to taxes (including its reporting of income or deductions, cost basis or its write offs of accounts receivable);

(vii)

fail to maintain its existing insurance coverage of all types in effect;

(viii)

change its methods of accounting as in effect on February 28, 2007 or take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures;

(ix)

enter into, modify, amend or terminate any material contracts or waive, release or assign any material rights or claims;

(x)

make or commit to make any capital expenditures or make any cash disbursement outside of a budget to be approved by GREKA or for any single item or related series of items with a value in excess of $10,000;

(xi)

alter or amend its notice of articles or articles or the articles or by-laws (or similar constating documents) of any PACE Subsidiary as the same exist at the date of the Arrangement Agreement;

(xii)

initiate, compromise or settle any litigation or arbitration proceeding;

(xiii)

enter into or modify (or promise to enter into or modify) any employment or compensation or severance policies or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers or directors of PACE or modify any employee benefit plan other than pursuant to agreements, policies or arrangements in effect (without amendment) on the date  of the Arrangement Agreement; or

(xiv)

authorize any of, or commit, resolve or agree to take any of, the foregoing actions; and

(i)

in all material respects conduct itself so as to keep GREKA fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business, and to that effect permit GREKA to appoint an individual to act as an observer at meetings of the Board of Directors except where such meetings are with respect to an Acquisition Proposal or Superior Proposal, provided that PACE shall have complied with its obligations to give GREKA notice of any Acquisition Proposal and shall have advised GREKA of the date of such meetings and their outcome.

In addition, GREKA is required to, among other things:

(a)

furnish, on a timely basis, all such information regarding GREKA as may be reasonably required to be included in this Information Circular under the requirements of applicable laws and to review drafts of this Information Circular provided by PACE to GREKA pursuant to the Arrangement Agreement and GREKA shall indemnify and hold harmless PACE and its directors and officers from and against all claims, damages, liabilities, actions or demands to which they may become subject insofar as such claims, damages, liabilities, actions or demands arise out of or are based upon the information supplied by GREKA and included in this Information Circular having contained a misrepresentation;

(b)

use commercially reasonable efforts to satisfy the conditions precedent to its obligations under the Arrangement Agreement to the extent the same are within its control, including using its commercially reasonable efforts to:

(i)

obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii)

obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable laws;

(iii)

effect all necessary registrations and filings and submissions of information requested by any regulatory or governmental authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of either of GREKA or PACE before any regulatory or governmental authorities to the extent permitted by such authorities;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or oppose and defend any action seeking to stop or otherwise adversely affecting the ability of GREKA and PACE to consummate the Arrangement (and PACE shall have the right to participate in the opposition or defence process);

(v)

fulfil all conditions and satisfy all provisions of the Arrangement Agreement, the Arrangement; and

vi)

cooperate with PACE in connection with the performance by PACE of its obligations under the Arrangement Agreement and any other agreements material to completion of the Arrangement; and

(c)

subject to applicable laws, not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with the Arrangement Agreement or which could reasonably be expected to impede the consummation of the Arrangement.

Conditions of the Arrangement

The obligations of GREKA and PACE to complete the Arrangement are subject to the fulfilment of the following conditions (unless waived, in whole or in part, jointly by GREKA and PACE at any time) on or before the Effective Date:

(a)

the board of directors of PACE shall have received, prior to the date of mailing of the Proxy Circular in respect of the PACE Meeting, a written opinion of Haywood for inclusion in the Proxy Circular that, as of the date of such opinion, the consideration under the Arrangement is fair from a financial point of view to the PACE Shareholders, subject to the assumptions and limitations described in such opinion;

(b)

the Interim Order shall have been granted in form and substance satisfactory to GREKA and PACE, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Acquisitionco or PACE, each acting reasonably, on appeal or otherwise;

(c)

all necessary resolutions of Common Shareholders and holders of Options and Warrants relating to the Arrangement shall have been duly passed, including as required under the Act, the terms of the Interim Order and MI 61-101;

(d)

the Final Order shall have been granted in form and substance satisfactory to GREKA and PACE, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to GREKA or PACE, each acting reasonably, on appeal or otherwise;

(e)

all documents necessary to complete the Arrangement (in form and content acceptable to GREKA and PACE, each acting reasonably) shall have been filed with and accepted for filing by the Registrar of Companies on or before August 15, 2008;

(f)

there shall be no action taken under any applicable laws or by any regulatory or governmental authority that:

(i)

makes it illegal or otherwise, directly or indirectly, restrains, enjoins or prohibits the Arrangement;

(ii)

results in a judgment or assessment of damages, directly or indirectly, relating to the Arrangement that is materially adverse to GREKA or PACE on a consolidated basis; or

(iii)

would impose any condition or restriction upon GREKA or PACE (after giving effect to the Arrangement) which would so materially adversely affect the economic or business benefits of the Arrangement as to render inadvisable the consummation of the Arrangement;

(g)

all consents, waivers, permits, orders and approvals of all regulatory or Governmental Entities or other third parties, or required to permit the consummation of the Arrangement, the failure of which to obtain would be materially adverse to GREKA and PACE or materially impede the completion of the Arrangement, have been obtained or received on terms that will not have a material adverse effect on GREKA and PACE; and

(h)

GREKA shall have funding available to fund the implementation of the Arrangement.

The obligations of GREKA to complete the transactions contemplated by the Arrangement Agreement shall be conditional upon the satisfaction or waiver on or prior to the Effective Date of the following conditions:

(a)

the Arrangement Agreement and the transactions contemplated by it shall have been approved by the board of directors of GREKA;

(b)

from the date of the Arrangement Agreement until the Effective Date, there not having been any Material Adverse Change in, or the discovery of any previously undisclosed material fact which has or will have a material adverse effect on, the business, operations, financial condition, or assets of PACE;

(c)

PACE having performed each covenant or obligation respectively to be performed by it under the Arrangement Agreement on or prior to the Effective Date, if the failure to perform such covenant or obligation would have a material adverse effect on the business, assets, financial condition or results of operations of PACE;

(d)

the representations and warranties of PACE set out in the Arrangement Agreement being true and correct on and as of the Effective Date as if made on and as of such date, except as affected by transactions contemplated or permitted by the Arrangement Agreement and except for any failures or breaches of representations and warranties which would not have a material adverse effect on the business, assets, financial condition or results of operations of PACE;

(e)

the Dissenting Warrantholders and Dissenting Optionholders who have exercised Dissent Rights pursuant to the Interim Order will in aggregate hold no more than 10% of the total issued and outstanding Securities immediately before the Effective Date;

(f)

GREKA will have received confirmation to its satisfaction from the appropriate Governmental Entities in the PRC as to (i) the good standing of the PSC’s and licenses held by PACE and (ii) the receipt of any approvals required to keep the PSC’s and licenses in good standing notwithstanding the Arrangement.

The obligations of PACE to complete the transactions contemplated by the Arrangement Agreement shall be conditional upon the satisfaction or waiver on or prior to the Effective Date of the following conditions:

(a)

GREKA having performed each covenant or obligation respectively to be performed by it under the Arrangement Agreement on or prior to the Effective Date, if the failure to perform such covenant or obligation would have a material adverse effect on the business, assets, financial condition or results of operations of PACE or the ability of GREKA to complete the transactions contemplated by the Arrangement Agreement;

(b)

the representations and warranties of GREKA set out in the Arrangement Agreement being true and correct on and as of the Effective Date as if made on and as of such date, except as affected by transactions contemplated or permitted by the Arrangement Agreement and except for any failures or breaches of representations and warranties which would not have a material adverse effect on the business, assets, financial condition or results of operations of PACE; and

(c)

any loan entered into by PACE after the date of the Arrangement Agreement pursuant to its terms shall have been repaid if required by its terms.

Amendment

The Arrangement Agreement may at any time and from time to time be amended by written agreement of the parties thereto without, subject to applicable law, further notice to or authorization on the part of their respective Common Shareholders and any such amendment may, without limitation:

(a)

change the time for performance of any of the obligations or acts of the parties hereto;

(b)

waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the parties hereto; or

(c)

waive compliance with or modify any of the conditions precedent contained herein,

provided that no such amendment may change the provisions thereof regarding the amount and timing of the consideration to be received by Common Shareholders, without approval of such Common Shareholders, given in the same manner as required for the approval of the Arrangement.

Non-Solicitation and Superior Proposals

Until completion of the Arrangement or the earlier termination of the Arrangement Agreement, PACE has agreed that it will not, directly or indirectly, through any officer, director, employee, Common Shareholders, investment banker, legal advisor, representative, accountant or other agent of PACE or any of its Subsidiaries or otherwise:

(a)

solicit, initiate, encourage or take any action to facilitate the submission or initiation of any inquiries or proposals regarding any matter or thing inconsistent with the successful completion of the Arrangement;

(b)

participate in any discussions or negotiations regarding, furnish information with respect to, otherwise cooperate with, assist, participate in, facilitate or encourage any effort or attempt by any person to do or seek to do any matter or thing inconsistent with the successful completion of the Arrangement;

(c)

make or authorize any statements, recommendation or solicitation in support of any offer or proposal that constitutes or is reasonably likely to lead to an Acquisition Proposal; or

(d)

otherwise encourage any effort or attempt by any person to do or seek any of the foregoing.

Notwithstanding the foregoing, PACE, in response to an Acquisition Proposal, may negotiate, provide confidential information and explore or otherwise engage in substantive discussions with such third party regarding a competing offer, but only if:

(a)

such proposal did not result from a breach of the non-solicitation covenants immediately above; and

(b)

the Board of Directors determines, in good faith and exercising its reasonable judgment, that it should deal with the competing offer:

(i)

after consultation with and the receipt of written advice from a qualified financial advisor that the competing offer is or could result in a Superior Proposal; and

(ii)

after consultation with and the receipt of advice from its outside legal counsel that taking such action is required to comply with the fiduciary duties of the Board of Directors under applicable law.

Upon execution of the Arrangement Agreement, PACE was required to cease and cause to be terminated any existing discussions or negotiations with all parties (other than GREKA) that had, prior to the date of the Arrangement Agreement, made an Acquisition Proposal or who were known by PACE to be considering making an Acquisition Proposal. Except as otherwise expressly permitted in the Arrangement Agreement, until completion of the Arrangement or the termination of the Arrangement Agreement, PACE may not allow or permit access to any data or information rooms regarding PACE except to GREKA and its representatives and advisors. PACE will not release any third party, in whole or in part, from any confidentiality or stand still agreement to which PACE and such third party are a party, and will immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with PACE relating to a potential Acquisition Proposal, and must use all reasonable efforts to ensure that such requests are honoured and to immediately advise GREKA of any responses or action (actual, anticipated, contemplated or threatened) by any recipient of such request which could hinder, prevent, delay or otherwise adversely affect the completion of the Arrangement.

PACE must notify GREKA promptly after receipt by it of any Acquisition Proposal, any request for non-public information relating to PACE or any of its Subsidiaries known by PACE to be in connection with an Acquisition Proposal, or any request for access to the properties, books or records of PACE or any Subsidiary by any person. Such notice to GREKA must be made orally and in writing, and must include details of the proposal, inquiry or contact as GREKA may reasonably request including the identity of the person making such proposal, inquiry or contact and must include a copy of any written form of Acquisition Proposal.

Except as expressly permitted in the Arrangement Agreement, PACE may not provide any material non-public information to any party in connection with any potential or actual Acquisition Proposal. However, in the event that the Board of Directors receives a request for material non-public information from a party who makes a Superior Proposal, PACE may, subject to the execution of a confidentiality agreement substantially similar to that then in effect between PACE and GREKA, provide such party with access to any information regarding PACE and its Subsidiaries, provided that PACE complies with its obligations to notify GREKA of such request and sends a copy of any such confidentiality agreement to GREKA upon its execution together with copies of any information provided to such person.

If, before the earlier of the Effective Time or termination of the Arrangement Agreement, PACE receives an Acquisition Proposal that the Board determines is a Superior Proposal, PACE must notify GREKA as soon as practicable and provide to GREKA a copy of the document evidencing such Superior Proposal. PACE may not approve or implement or enter into any agreement to approve or implement such Superior Proposal except concurrently with the termination of the Arrangement Agreement. PACE may not terminate the Arrangement Agreement in connection with a Superior Proposal unless: (i) PACE has complied with its non solicitation and notification obligations under the Arrangement Agreement; (ii) PACE has notified GREKA in writing that it intends to enter into a binding agreement with respect to such Superior Proposal subject to GREKA’s opportunity to match such proposal and attach the most current version of Superior Proposal to such notice; and (iii) GREKA has not made, within five business days after receipt of PACE’s written notice of the Superior Proposal, an offer that the Board has reasonably concluded in good faith (following consultation with its financial advisor and outside counsel) is as favourable to the Common Shareholders as such Superior Proposal.

Cure Provisions and Termination

Each of GREKA and PACE have agreed to give prompt notice to the other on the occurrence, or failure to occur, at any time until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to cause any of the representations or warranties of it contained in the Arrangement Agreement to be untrue or inaccurate in any material aspect at the Effective Date, or result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it prior to the Effective Date.

Neither GREKA nor PACE may elect not to complete the Arrangement pursuant to the conditions precedent contained in the Arrangement Agreement or any termination right arising therefrom unless forthwith and in any event prior to the filing of the documents necessary to complete the Arrangement for acceptance by the Registrar, the party intending to rely thereon has delivered a written notice to the other party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right, as the case may be.  If any such notice is delivered prior to the date of the Meeting, provided that the other party is proceeding diligently to cure such matter and such matter is capable of being cured, no party may terminate the Arrangement Agreement, such meeting will be postponed for a period not exceeding 21 days, unless otherwise agreed by the parties.  If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Plan of Arrangement with the Registrar, such application and such filing will be postponed for a period not to exceed 21 days, unless otherwise agreed by the parties.

The Arrangement Agreement may be terminated:

(a)

at any time:

(i)

by mutual written consent of PACE and GREKA; or

(ii)

in accordance with the Arrangement Agreement for failure to satisfy or waive any condition precedent, subject to the cure provisions of the Arrangement Agreement;

(b)

by GREKA by written notice to PACE if:

(i)

the Board of Directors withdraws or changes, in a manner adverse to GREKA, its approval, recommendation or support of the Arrangement;

(ii)

the Board of Directors has approved, recommended or voted in favour of any Acquisition Proposal other than the Arrangement;

(iii)

Warrantholders or Optionholders holding more than 10% of the Securities in the aggregate are dissenting; or

(iv)

there is a Material Adverse Change;

c)

by PACE by written notice to GREKA if PACE enters into any agreement in respect of a Superior Proposal, provided such proposal did not result from a breach of the Arrangement Agreement.

In the event of the termination of the Arrangement Agreement as permitted above, the Arrangement Agreement will forthwith cease to have further effect and neither GREKA nor PACE will have any further liability or obligation to the other.  Notwithstanding the foregoing, nothing will relieve or have the effect of resulting in relieving either GREKA or PACE in any way from liability for damages incurred or suffered by the other as a result of a breach of the Arrangement Agreement by GREKA or PACE, as the case may be, or the acting in bad faith by GREKA or PACE, as the case may be, intended and designed to prevent the conditions precedent set out in the Arrangement Agreement from being satisfied.

TSX Venture Exchange Approval

The Arrangement Agreement is subject to the approval of the TSX-V.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 288 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)

the Arrangement must be approved by at least 66 2/3% of the votes cast by the Securityholders present in person or by proxy at the Meeting voting together as a single class (with each Common Shareholder entitled to one vote for each PACE Common Share held, each Optionholder entitled to one vote for each Option held and each Warrantholder entitled to one vote for each Warrant held) provided that 66 2/3% of the votes cast by Common Shareholders present in person or by proxy at the PACE Meeting approve the Arrangement;

(b)

the Court must grant the Final Order approving the Arrangement; and

(c)

all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party.

Securityholder Approval

Pursuant to the BCBCA, PACE’s Articles and the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 66 2/3% of the votes cast by the Securityholders present in person or by proxy at the Meeting voting together as a single class (with each Common Shareholder entitled to one vote for each PACE Common Share held, each Optionholder entitled to one vote for each Option held and each Warrantholder entitled to one vote for each Warrant held) provided that 66 2/3% of the votes cast by Common Shareholders present in person or by proxy at the PACE Meeting approve the Arrangement.

The determination of Securityholders entitled to receive notice of and vote at the Meeting is to be made as at the close of business on the Record Date. Only Securityholders whose names have been entered in the applicable registers of Securityholders on the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.  With respect to Common Shareholders, Common Shareholders of record will be entitled to vote those Common Shares included in the list of Common Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any Common Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such Common Shares or having otherwise established that he owns such Common Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of Common Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Securityholders, subject to the terms of the Arrangement Agreement, to amend the Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA; provided, however, that no such amendment may change the provisions thereof regarding the amount and timing of the consideration to be received by the Common Shareholder, without approval of such Common Shareholders.  See Appendix “C” to this Information Circular for the full text of the Arrangement Resolution.

Unless otherwise specified by the Securityholder executing such proxy, the persons named as proxies in the enclosed form of proxy intend to vote the Securities represented by such proxy FOR the Arrangement Resolution.

Court Approval

On May 29, 2008, PACE obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix “A” to this Information Circular.

Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the Meeting, PACE will make application to the Court for the Final Order at British Columbia Supreme Court at 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1 on July 3, 2008 at 2:00 p.m. (Vancouver time) or as soon thereafter as counsel may be heard.  The Notice of Petition for the Final Order accompanies this Information Circular. Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court and serve upon PACE, on or before 5:00 p.m. (Vancouver time) on June 30, 2008, a notice of its intention to appear, including an address for service in Vancouver, British Columbia (or alternatively, a telecopier number for service by telecopy), together with any evidence or materials which are to be presented to the Court. Service on PACE is to be effected by delivery to the solicitors for PACE at Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, telecopy: (604) 631-3309, Attention: Sean Boyle.

PACE has been advised by its counsel that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Common Shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either PACE or GREKA may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it, acting reasonably.

The Notice of Application for the Final Order is attached as Appendix “B” to this Information Circular.

Governmental and Regulatory Approvals

The Arrangement Agreement provides that receipt of all governmental and regulatory approvals, including, without limitation, approval of the appropriate Governmental Entities in the PRC required to keep the PSC’s and licenses of PACE in good standing notwithstanding the Arrangement, is a condition precedent to the Arrangement becoming effective.  PACE is not aware of any material regulatory approvals that have not yet been obtained which would prevent PACE, GREKA and Acquisitionco from completing the Arrangement.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to section 288 of the BCBCA, which provides that a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the BCBCA, such an application will be made by PACE for approval of the Arrangement. See “Procedure for the Arrangement to Become Effective – Court Approval” above. Although there have been a number of judicial decisions concerning this section and applications to various arrangements, there have not been, to the knowledge of PACE, any recent significant decisions which would apply in this instance.  Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Timing

If the Meeting is held and the Arrangement Resolution is approved by Common Shareholders as required by the Interim Order, PACE will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on July 3, 2008, in form and substance satisfactory to PACE and GREKA, and all other conditions specified in the Arrangement Agreement are satisfied or waived, PACE and GREKA expect the Effective Date will be July 3, 2008 or as soon as possible thereafter upon the receipt of all necessary regulatory approvals.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.

PROCEDURE FOR EXCHANGE OF COMMON SHARE CERTIFICATES

Common Shares

From and after the Effective Time, certificates formerly representing Common Shares shall represent only the right to receive the cash consideration, without interest, to which the Common Shareholders are entitled to pursuant to the Arrangement.  In order to receive payment of the cash to which they are entitled pursuant to the Arrangement, registered Common Shareholders must complete and return the Letter of Transmittal, together with the certificate(s) representing their Common Shares, as applicable, to the Depositary at one of the offices specified in the Letter of Transmittal.

Common Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should not submit a Letter of Transmittal.  Instead, such persons should contact the broker, dealer, bank, trust company or other nominee, as applicable, to give instructions for the deposit of their Common Shares and determine the process for obtaining payment.

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement.  The person who is entitled to receive such consideration must, as a condition precedent to the receipt thereof, give a bond to the Depositary and Acquisitionco or must otherwise indemnify the Depositary and Acquisitionco against any claim that may be made against it with respect to the certificate alleged to have been lost, stolen or destroyed.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal is at each holder's risk.  PACE recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail with return receipt be used and that appropriate insurance be obtained.

Except as otherwise provided by the instructions in the Letter of Transmittal, all signatures on (i) the Letter of Transmittal and (ii) certificates representing Common Shares must be guaranteed by an “Eligible Institution” as set forth in the Letter of Transmittal.  If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by the Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Arrangement will be determined by Acquisitionco in its sole discretion. Depositing Common Shareholders agree that such determination will be final and binding.  Acquisitionco reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction.  Acquisitionco reserves the absolute right to waive any defect or irregularity in the deposit of any Common Shares.  There will be no duty or obligation on the Purchaser, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Common Shares and no liability shall be incurred by any of them for failure to give such notice.

PACE and GREKA reserve the right to permit the procedure for the exchange of securities pursuant to the Arrangement to be completed other than that as set out above.  Under no circumstances will interest accrue or be paid by PACE, GREKA, Acquisitionco or the Depositary to persons depositing Common Shares on the cash payable in consideration for such securities, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Common Shares pursuant to the Arrangement for the purpose of receiving payment from Acquisitionco and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.  Settlement with persons who deposit Common Shares will be effected by the Depositary forwarding a cheque for the net cash consideration to which such person is entitled under the Arrangement for such Common Shares to such person by first class insured mail, postage prepaid.

Unless otherwise directed in the Letter of Transmittal, the cheque to be issued in consideration for the Common Shares deposited under the Arrangement will be issued in the name of the registered holder of the Common Shares so deposited.  Unless the person who deposits the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to the address supplied in the Letter of Transmittal.  If no address is provided, cheques will be forwarded to the address of the person as shown on the applicable register of PACE.

Return of Certificates if Arrangement Not Completed

Should the Arrangement not be completed, any deposited Common Shares will be returned to the depositing holders at PACE’s expense upon written notice to the Depositary from PACE by returning the deposited Common Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the depositing holder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the applicable register maintained by PACE.

Mail Services Interruption

Notwithstanding the provisions of the Information Circular, Letter of Transmittal, Arrangement Agreement or Plan of Arrangement, cheques representing the cash consideration to which Common Shareholders are entitled to pursuant to the Arrangement will not be mailed in the event that PACE and Acquisitionco determine that delivery thereof by mail may be delayed.  Persons entitled to cheques and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing the Common Shares in respect of which such cheques are being issued were originally deposited upon application to the Depositary until such time as PACE and Acquisitionco have determined that delivery by mail will no longer be delayed.  Cheques and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Common Shares were deposited and payment for those Common Shares shall be deemed to have been immediately made upon such deposit.

Cancellation of Rights

Subject to applicable laws relating to forfeiture, any certificate formerly representing Common Shares that is not deposited with all other documents required by the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent the right or claim of any kind or nature to receive the consideration to which a former Common Shareholder is entitled under the Arrangement.

LOCK-UP AGREEMENT

Certain directors and officers of PACE have entered into the Lock-Up Agreement with GREKA pursuant to which they have agreed to vote an aggregate of 10,175,666 Common Shares (11% of the issued and outstanding Common Shares at the time of signing) in favour of the Arrangement and to otherwise support the Arrangement.  The Lock-Up Agreement provides that the directors and officers of PACE may not sell, transfer, option, grant any right or interest in, dispose of or otherwise convey any of the Common Shares owned or controlled by them until such time as the Lock-up Agreement is terminated.  The directors and officers of PACE are entitled to terminate the Lock-up Agreement, withdraw the Common Shares from the Arrangement Agreement and not vote the Common Shares held or controlled by them in favour of the Arrangement if (i) any representation of GREKA in the Lock-up Agreement is untrue or incorrect in any material respect at any time prior to the Effective Time or (ii) GREKA fails to complete the purchase of the Common Shares subject to the Lock-up Agreement, provided that at the time of such termination by the directors and officers, the directors and officers are not in material default in the performance of their obligations under the Lock-up Agreement.

INTERESTS OF DIRECTORS AND OFFICERS OF PACE IN THE ARRANGEMENT

As at May 29, 2008, the directors and officers of PACE, as a group, owned or controlled 23,175,666 Common Shares, representing approximately 25% of the outstanding Common Shares, and held 3,100,000 Options.  As at May 29, 2008, the directors and officers did not hold any Warrants.  In connection with the Arrangement, directors and officers holding an aggregate of 10,175,666 Common Shares and 2,300,000 Options have entered into the Lock-Up Agreement with GREKA.  Taking into account their holdings of Options, on a fully diluted basis, the directors and officers of PACE who entered into the Lock-up Agreement held 12,475,666 Common Shares or 13.2% of the fully diluted number of Common Shares.  See “Procedure for the Arrangement to Become Effective – Securityholder Approval” and “Lock-Up Agreement”.

Other than as described above and elsewhere in this Information Circular, to the knowledge of the directors and executive officers of PACE, there are no material interests of any director or executive officer of PACE or anyone who held office as such since the commencement of the last completed financial year of PACE or of any associate or affiliate of any of the foregoing in the Arrangement.

INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement will be passed upon by Blake, Cassels & Graydon LLP on behalf of PACE and by Owen Bird Law Corporation on behalf of GREKA.  As at the date hereof, the partners and associates of each of Blake, Cassels & Graydon LLP and Owen Bird Law Corporation as a group, own, directly or indirectly, less than 1% of the Common Shares.

RIGHTS OF DISSENT

The following description of the Dissent Rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Securities and is qualified in its entirety by the reference to the full text of the Interim Order and Division 2 of Part 8 of the BCBCA which are attached to this Information Circular as Appendices “A” and “E”, respectively.  A Dissenting Securityholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of Division 2 of Part 8 of the BCBCA, as modified by the Interim Order.  Failure to comply strictly with the provisions of the BCBCA, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, each Securityholder may exercise Dissent Rights under Division 2 of Part 8 of the BCBCA as modified by the Interim Order or the Final Order in respect of the Arrangement.  Securityholders who duly exercise such Dissent Rights and who:

(a)

are ultimately determined to be entitled to be paid fair value for the Securities in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Securities to Acquisitionco pursuant to the Arrangement Agreement in consideration of such fair value; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for the Securities in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Securityholder that has not exercised Dissent Rights, as at and from the time specified in the Arrangement Agreement for the consideration set forth therein;

but in no case will GREKA, Acquisitionco, PACE or any other person be required to recognize such holders as Common Shareholders after the cancellation of the Options and Warrants, which cancellation is to occur at the Effective Time, and each Dissenting Securityholder will cease to be entitled to the rights of a Securityholder in respect of the Securities in relation to which such Dissenting Securityholder has exercised Dissent Rights and the central securities register will be amended to reflect that such former holder is no longer the holder of such Securities as and from the Effective Time.

Persons who are beneficial Common Shareholders who wish to dissent with respect to their Common Shares should be aware that only the registered Common Shareholders of such Common Shares are entitled to dissent with respect to them.  A registered Common Shareholder such as an intermediary who holds Common Shares as nominee for beneficial Common Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial Common Shareholders with respect to the Common Shares held for such beneficial Common Shareholders.  In such case, the Notice of Dissent (as defined below) should set forth the number of Common Shares it covers.

A Dissenting Securityholder who wishes to dissent must send a written dissent notice (the “Notice of Dissent”) objecting to the Arrangement Resolution to PACE c/o Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Attention:  Sarah Pybus, by 5:00 p.m. (Vancouver Time) two business days prior to the Meeting.  The Notice of Dissent must set out the number and type of Securities held by the Dissenting Securityholder.

The delivery of a Notice of Dissent does not deprive such Dissenting Securityholder of its right to vote at the Meeting.  A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.  Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Notice of Dissent in respect of the Arrangement Resolution, but any such proxy granted by a Securityholder who intends to dissent should be validly revoked (see “General Proxy Matters – Appointment and Revocation of Proxies”) in order to prevent the proxy holder from voting such Securities in favour of the Arrangement Resolution.  A vote in favour of the Arrangement Resolution, whether in person of by proxy, may constitute a waiver of a Securityholder’s right to dissent.  However, a Securityholder may vote as a proxy holder for another Securityholder whose proxy required an affirmative vote, without affecting the right of the proxy holder to exercise Dissent Rights.

If the Arrangement Resolution is passed at the Meeting, PACE is required to notify in writing each Dissenting Securityholder, prior to the date set fro the hearing of the Final Order, a notice (“Notice of Intention”) stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, PACE intends to complete the Arrangement, and advising the Dissenting Securityholder that if the Dissenting Securityholder intends to proceed with the exercise of its Dissent Rights, it must deliver to PACE, within one month of the mailing of the Notice of Intention, a written statement containing the information specified in the Interim Order together with any certificates representing Dissenting Securities.  If a Dissent Right is being exercise by someone other than the beneficial owner of Common Shares, this written statement must be signed by such beneficial owner.

A Dissenting Securityholder delivering such written statement may not withdraw from its dissent and, in the case of Dissenting Common Shareholders, will be deemed to have transferred to Acquisitionco all of its Dissenting Common Shares at the Effective Time.  PACE will pay to each Dissenting Securityholder the fair market value for the Dissenting Securities, as agreed between PACE and the Dissenting Securityholder for the Dissenting Securities.  Either PACE or a Dissenting Securityholder may apply to the Court if no agreement on the terms of the sale of Dissenting Securities has been reached, and the Court may:

(a)

determine the fair value that the Dissenting Securities had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless exclusion would be inequitable, or order that such value be established by arbitration or by reference to the registrar, or a referee of the Court;

(b)

join in the application each Dissenting Securityholder who has not agreed with PACE on the amount of the payout value of the Dissenting Common Shares; and

(c)

make consequential orders and give directions as it considers appropriate.

If a Dissenting Securityholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, the Company will return to the Dissenting Securityholder the certificates representing the Dissenting Securities that were delivered to PACE, if any, and if the Arrangement is completed, that Dissenting Securityholder will be deemed to have participated in the Arrangement on the same terms as a Securityholder.

If a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, PACE will return to the Dissenting Securityholder the certificates delivered to PACE, if any.

Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

CERTAIN TAX CONSIDERATIONS FOR SECURITYHOLDERS

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to PACE, the following summary fairly describes the principal Canadian federal income tax considerations generally applicable to a Securityholder who, for the purposes of the Tax Act and at all relevant times, (i) holds the Common Shares, Options or Warrants as the case may be, as capital property, (ii) deals at arm’s length with PACE and GREKA, (iii) is not affiliated with PACE or GREKA, and (iv) does not use or hold the Common Shares, Options or Warrants, as the case may be, in carrying on a business in Canada or acquired Common Shares, Options or Warrants in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based upon the current provisions of the Tax Act, the Tax Regulations thereunder and counsel’s understanding of the current administrative policies and assessing practices of the CRA made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof and assumes that all Proposed Amendments will be enacted in their present form.  However, no assurances can be given that the Proposed Amendments will be enacted in their present form, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary assumes that the Common Shares will be listed on the TSX-V at the time that the Common Shares are acquired by GREKA under the Arrangement. No advance income tax ruling has been sought or obtained from CRA with respect to any of the transactions forming part of the Arrangement.

THIS SUMMARY IS NOT APPLICABLE TO A SECURITYHOLDER THAT IS A FINANCIAL INSTITUTION (AS DEFINED IN THE TAX ACT FOR PURPOSES OF THE MARK-TO-MARKET RULES IN THE TAX ACT), A “SPECIFIED FINANCIAL INSTITUTION,” A SECURITYHOLDER AN INTEREST IN WHICH IS A “TAX SHELTER INVESTMENT” OR A SECURITYHOLDER WHO HAS ELECTED TO HAVE THE “FUNCTIONAL CURRENCY” REPORTING RULES APPLY TO IT, ALL AS DEFINED IN THE TAX ACT. SUCH SECURITYHOLDERS SHOULD CONSULT THEIR OWN ADVISORS.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SECURITYHOLDER. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, SECURITYHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCES OF THE ARRANGEMENT TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Currency Translation

All amounts relevant to the computation of income under the Tax Act, including amounts relating to the acquisition, holding or disposition of Common Shares, Options or Warrants, must be reported in Canadian dollars.  Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the currency exchange rate prevailing on the date each such amount arises.

Shareholders Resident in Canada

The following portion of this summary is generally applicable to a Common Shareholder who is, or is deemed to be, a resident of Canada for purposes of the Tax Act (a “Resident Shareholder”) at all relevant times.  Certain Resident Shareholders who might not otherwise be considered to hold their Common Shares as capital property may be entitled to obtain such treatment by making an irrevocable election in accordance with subsection 39(4) of the Tax Act to deem the Common Shares and any other Canadian security (as defined in the Tax Act) owned by the Resident Shareholder in the taxation year in which the election is made, and all subsequent taxation years, to be capital property.  Such Shareholders should first consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is advisable in their particular circumstances as the making of such election will affect the income tax treatment of their other Canadian securities.

Disposition of Common Shares

A Resident Shareholder who disposes of Common Shares under the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the cash received by the Resident Shareholder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Resident Shareholder and any reasonable costs of disposition. The tax treatment of capital gains and capital losses is discussed below under the heading “Capital Gains and Capital Losses”.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Common Share to the extent and under circumstances specified by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Common Shares. Resident Shareholders to whom these rules may apply should consult their own tax advisors.

Capital Gains and Capital Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder in a taxation year will be included in the Resident Shareholder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by a Resident Shareholder in a taxation year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains realized in those other years, to the extent and in the circumstances specified in the Tax Act.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its “aggregate investment income,” which is defined in the Tax Act to include an amount in respect of taxable capital gains.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Dissenting Shareholders

A Resident Shareholder who, consequent upon the exercise of Dissent Rights, disposes of Common Shares in consideration for a fair value payment from Acquisitionco (a “Resident Dissenting Shareholders”) will realize a capital gain (or capital loss) equal to the amount by which the payment received by the holder (other than in respect of interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of such Common Shares to the holder and any reasonable costs of disposition. A capital gain or capital loss realized by a Resident Dissenting Shareholder will be treated in the same manner as described above under the headings “Disposition of Common Shares” and “Capital Gains and Capital Losses”.

Interest awarded by a court to a Resident Dissenting Shareholder will be included in the holder’s income for purposes of the Tax Act. Resident Dissenting Shareholders should consult their own tax advisors.

Shareholders Not Resident in Canada

The following portion of this summary is applicable to a Common Shareholder who, at all relevant times, is not a resident of Canada, and is not deemed to be a resident of Canada, for purposes of the Tax Act (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on a business in Canada and elsewhere. Such Non-Resident Shareholders should consult their own tax advisors.

Disposition of Common Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares under the Arrangement unless the Common Shares are “taxable Canadian property” (within the meaning of the Tax Act) to the Non-Resident Shareholder at the time of the disposition and such gain is not otherwise exempt from tax pursuant to the provisions of an applicable income tax treaty.

Generally, Common Shares will not be taxable Canadian property to a Non-Resident Shareholder at the time of disposition under the Arrangement provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX-V) at that time, (ii) neither the Non-Resident Shareholder, persons with whom the Non- Resident Shareholder does not deal at arm’s length, nor the Non-Resident Shareholder together with all such persons, has owned 25% or more of the issued shares of any class or series of a class of the capital stock of PACE at any time during the 60-month period preceding that time, and (iii) the Common Shares were not acquired in a transaction as a result of which the Common Shares were deemed to be taxable Canadian property of the Non- Resident Shareholder.

Even if Common Shares are considered to be taxable Canadian property of a Non-Resident Shareholder at the time of disposition under the Arrangement, the Non-Resident Shareholder may be exempt from tax pursuant to the terms of any applicable income tax treaty. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty in their particular circumstances.

In the event that the Common Shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on the disposition of the Common Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty, then the tax consequences described above under the heading “Shareholders Resident in Canada” will generally apply.

A Non-Resident Shareholder disposing of taxable Canadian property must file a Canadian tax return reporting such disposition and pay any requisite Canadian tax thereon or, where relief under an income tax treaty is available, assert a claim for such relief in the return.

Reporting and withholding obligations apply under section 116 of the Tax Act when a person who is not resident in Canada for the purposes of the Tax Act disposes of taxable Canadian property, other than excluded property. Excluded property for the purposes of the Tax Act includes shares of a class of shares of a corporation if the class of shares is listed on a recognized stock exchange (which includes the TSX-V). Accordingly, these reporting and withholding obligations will not apply to the disposition of the Common Shares at a particular time if the Common Shares are listed on a recognized stock exchange at that time. Non-Resident Shareholders should consult their own tax advisors with respect to the filing requirements in their particular circumstances.

Dissenting Shareholders

A Non-Resident Shareholder who consequent upon the exercise of Dissent Rights, disposes of Common Shares in consideration for a fair market payment from Acquisitionco (a “Non-Resident Dissenting Shareholder”) will realize a capital gain or capital loss which is treated in a manner which is similar to that of a Non-Resident Shareholder who participates in the Arrangement. See the above discussion under the heading “Shareholders Not Resident in Canada – Disposition of Common Shares”.

The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will generally not be subject to Canadian withholding tax.

Shareholders Who Acquired Common Shares on the Exercise of Options

A Common Shareholder who previously acquired Common Shares on the exercise of an Option and deferred a resulting Option Benefit arising in the year of exercise in accordance with the provisions of the Tax Act will have to include the amount of such deferred Option Benefit in his or her income for the taxation year in which the holder disposes of his or her Common Shares under the Arrangement. The Option Benefit is taxed as employment income and not as a capital gain. A Shareholder for whom an Option Benefit arises may be eligible to claim a deduction equal to 50% of the benefit. The amount of the Option Benefit included in the Shareholder’s income (without taking into account the 50% deduction, if available) will be added to the adjusted cost base of such holder’s Common Shares and, accordingly, will reduce any capital gain realized on the disposition of such shares by a corresponding amount.

Optionholders and Warrantholders Resident in Canada

The following portion of the summary is generally applicable to an Optionholder or a Warrantholder who is, or is deemed to be, a resident, of Canada for the purposes of the Tax Act.

An Optionholder who is an Eligible Employee whose Options are cancelled pursuant to the Arrangement will not be subject to tax under the Tax Act.

An Optionholder who is not an Eligible Employee or a Warrantholder whose Options or Warrants are cancelled under the Arrangement will realize a capital loss equal to the aggregate of the adjusted cost base of the Options or Warrants to the Optionholder or Warrantholder and any reasonable costs of disposition. A capital loss realized by such an Optionholder or Warrantholder on the disposition of Options or Warrants will be treated in a manner which is similar to the realization of a capital loss by a Resident Shareholder on the disposition of Common Shares, as described above under the heading “Capital Gains and Capital Losses”.

Optionholders and Warrantholders Not Resident in Canada

The following portion of the summary is generally applicable to an Optionholder or a Warrantholder who, at all relevant times, is not nor is deemed to be a resident of Canada for the purposes of the Tax Act and for whom the Options or Warrants are not “taxable Canadian property” (as defined in the Tax Act) at the time that they are disposed of. Generally, Options and Warrants will not be taxable Canadian property to a holder provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX-V) and the holder, either alone or together with persons with whom the holder does not deal at arm’s length, has not owned 25% or more of the issued shares of any class or series of a class of capital stock of PACE, at any time within the 60-month period immediately preceding the time of disposition.

An Optionholder who is not an Eligible Employee or a Warrantholder whose Options or Warrants are cancelled under the Arrangement will not be subject to tax under the Tax Act.

NOTICE TO NON-CANADIAN SECURITY HOLDERS

It is strongly recommended that all non-resident Securityholders consult their own legal and tax advisors with respect to the income tax consequences applicable in their place of residency of the disposition of their Common Shares and/or the cancellation of their Options and Warrants, as applicable.

RISK FACTORS

The following risk factors should be considered by Securityholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Information Circular and the risk factors disclosed in PACE’s MD&A for PACE’s year ended February 28, 2007.

Risks of Not Proceeding with the Arrangement

Risks to which the Corporation may be subject to in the event that the Arrangement is not completed include:

•

PACE will continue to face all of the existing operational and financial risks of its business as described in the MD&A and herein;

•

the price of the Common Shares may decline to the extent that the relevant current market price of the Common Shares reflects a market assumption that the Arrangement will be completed;

•

certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees incurred by PACE, must be paid by PACE even if the Arrangement is not completed, as well as the diversion of management attention away from the conduct of PACE’s business in the ordinary course; and

•

if the Arrangement is terminated and the Board of Directors decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price that the consideration to be received pursuant to the Arrangement.

Risks of Proceeding with the Arrangement

Following completion of the Arrangement, PACE will no longer exist as an independent public company and Securityholders will not participate in any future earnings or growth of PACE.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by management of PACE for use at the Meeting for the purposes set forth in the accompanying Notice of Special Meeting. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of PACE who will not be specifically remunerated therefor.

The Meeting is being called pursuant to the Interim Order to seek the requisite approval of Securityholders to the Arrangement in accordance with section 288 of the BCBCA.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors or officers of PACE.  A Securityholder has the right to appoint a person (who need not be a Securityholder) other than the persons designated in the form of proxy provided by PACE to represent the Securityholder at the Meeting. To exercise this right, the Securityholder should strike out the name of the management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. In order to be effective, a proxy must be forwarded so as to reach, or be deposited with, Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, no later than 5:00 p.m. (Vancouver time) on June 30, 2008 or two business days prior to any adjournment of the Meeting. The proxy must be in writing and executed by the Securityholder, or such Securityholder’s attorney authorized in writing, or if such Securityholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

A Securityholder who has given a proxy may revoke it by an instrument in writing executed by the Securityholder or by the Securityholder’s attorney authorized in writing or, if the Securityholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to PACE c/o Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver , British Columbia, V7X 1L3, Attention:  Sarah Pybus, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it.   Only registered Securityholders have the right to revoke a proxy.  Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

Proxy Voting

All Securities represented at the Meeting by properly completed and executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the proxy, Securities represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the applicable printed forms of proxy will vote in favour of all the matters set out thereon. If any other business or amendments or variations to matters identified in the Notice of Meeting properly come before the Meeting, then discretionary authority is conferred upon the persons appointed in the proxy to vote in the manner they see fit.

Record Date

The determination of Securityholders entitled to receive notice of and vote at the Meeting is to be made as at the close of business on May 29, 2008 (the “Record Date”). Only Securityholders whose names have been entered in the applicable registers of Securityholders on the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.  With respect to Common Shareholders, Common Shareholders of record will be entitled to vote those Common Shares included in the list of Common Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any Common Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such Common Shares or having otherwise established that he owns such Common Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of Common Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Common Shareholders, as a substantial number of Common Shareholders do not hold Common Shares in their own names. Common Shareholders who do not hold Common Shares in their own names (“Beneficial Common Shareholders”) should note that only proxies deposited by Common Shareholders whose names appear on the records of PACE as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Common Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Common Shareholder’s name on the records of PACE. Such Common Shares will more likely be registered under the name of the Common Shareholder’s broker or an agent of that broker. In Canada, the majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Common Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. The directors and officers of PACE do not know for whose benefit the Common Shares registered in the name of CDS & Co. or of other brokers/agents are held. Therefore, Beneficial Common Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Common Shareholders in advance of Common Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Common Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Common Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Common Shareholders by PACE. However, its purpose is limited to instructing the registered Common Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Common Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically mails a scannable voting instruction form instead of the form of proxy. The Beneficial Common Shareholder is asked to complete the voting instruction form and return it to Broadridge by mail or facsimile. Alternatively, the Beneficial Common Shareholder may call a toll-free number to vote the Common Shares held by the Beneficial Common Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the applicable meeting. A Beneficial Common Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Common Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Common Shareholder may attend at the Meeting as proxyholder for the registered Common Shareholder and vote the Common Shares in that capacity. Beneficial Common Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholders for registered Common Shareholders should enter their own names in the blank spaces on the instruments of proxy provided to them and return the same to their brokers (or the brokers’ agents) in accordance with the instructions provided by such brokers (or agents), well in advance of the Meeting.

INFORMATION CONCERNING PACE

PACE is a corporation incorporated under the laws of the Province of British Columbia.  The registered and records address of PACE is Suite 700, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.  The head office of PACE is located at Suite 700, 1620 Dickson Avenue, Kelowna, British Columbia, V1Y 9Y2. PACE engages in the production, development of and exploration for CBM in the PRC.

Voting Securities of PACE and Principal Holders Thereof

As at May 29, 2008, there were 92,570,178 Common Shares outstanding, Options exercisable for 5,400,000 Common Shares and Warrants representing the right to purchase 10,578,472 Common Shares. Pursuant to the Interim Order, each Security entitles the holder thereof to one vote per Security at the Meeting. To the knowledge of the directors and executive officers of PACE, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control and direction over, Securities carrying 10% or more of the voting rights attached to such Securities.

Pursuant to the Articles of PACE and the Interim Order, business may be transacted at the Meeting if two persons are present in person, each being a Securityholder entitled to vote thereat or a duly appointed proxyholder or representative for a Securityholder so entitled, irrespective of the number of Securities held by such persons.

PACE Market Price and Trading Volume Data

The Common Shares are listed and posted for trading on the TSX-V under the symbol “PCE”.

The following table summarizes the market price and volumes of trading of the Common Shares on the TSX-V for each of the periods indicated:

	Price Range
	High (CDN$)	Low (CDN$)	Volume
Year ending February 28, 2009
May (May 1 – May 28)	0.35	0.30	8,168,185
April	0.37	0.34	9,565,959
March	0.36	0.20	18,420,969
Year ended February 28, 2008
Fourth Quarter	0.40	0.23	10,460,088
Third Quarter	0.46	0.32	7,452,299
Second Quarter	0.62	0.33	6,140,876
First Quarter	0.70	0.50	9,613,378
Year ended February 28, 2007
Fourth Quarter	0.77	0.44	13,084,787
Third Quarter	0.87	0.48	10,555,764
Second Quarter	1.51	0.71	8,218,476
First Quarter	2.92	1.23	12,501,240

On March 20, 2008, the last trading day of the Common Shares on the TSX-V prior to the announcement of the Arrangement, the closing price of the Common Shares on the TSX-V was CDN$0.24 per Common Share.

Interest of Informed Persons in Material Transaction

To the knowledge of PACE, other than as disclosed elsewhere in this Information Circular, as at May 29, 2008, no director or officer of PACE, the Subsidiaries or any Securityholder owning more than 10% of the voting shares of PACE, or any associate or affiliate of any of the foregoing, has had a material interest, direct or indirect, in any transaction since the commencement of PACE’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect PACE or any of its Subsidiaries.

Auditors

Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, are auditors of PACE.

INFORMATION CONCERNING GREKA AND ACQUISITIONCO

GREKA – GREKA China Ltd. is a corporation incorporated under the laws of the Cayman Islands and is the operating subsidiary of its parent company, Green Dragon Gas Ltd.  The head office of Green Dragon and GREKA is located at Suite 3308, Two Exchange Square, Central, Hong Kong, PRC.  Green Dragon, through GREKA, is a gas supplier based in the PRC with a focus on the exploration, development, production, distribution and sales of CBM.  The common shares of GREKA are not posted for trading on any stock exchange.  The common shares of Green Dragon are listed on the London Stock Exchange under the symbol “GDG”.

Acquisitionco – GREKA Acquisitions Ltd. is a corporation existing under the laws of British Columbia and is a wholly-owned subsidiary of GREKA.  Acquisitionco’s registered office is at Suite 2900, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J5.  Acquisitionco was organized solely for the purposes of entering into the Arrangement Agreement and consummating the Arrangement.

OTHER MATTERS

Management of PACE knows of no amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting; however, if any other matter properly comes before the Meeting, the accompanying forms of proxy will be voted on such matter in accordance with the best judgement of the person(s) voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to PACE is available under PACE’s profile on the SEDAR website at www.sedar.com.  Financial information in respect of PACE and its affairs is provided in PACE’s annual audited financial statements as at and for the financial year ended February 28, 2007 and the interim unaudited financial statements as at and for the period ended November 30, 2007, and the related management’s discussion and analysis (“MD&A”). Copies of PACE’s financial statements and MD&A are available upon request from PACE by: (i) mail at Suite 700, 1620 Dickson Avenue, Kelowna, British Columbia, V1Y 9Y2; (ii) telephone at 250-979-7028; or (iii) fax at 250-868-8493.

LEGAL MATTERS

PACE is being advised in respect of certain corporate, securities and tax law matters concerning the Arrangement by Blake, Cassels & Graydon LLP, and GREKA and Acquisitionco are being advised by Owen Bird Law Corporation.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and mailing of this Information Circular to Securityholders have been approved by the Board of Directors.

No person is authorized to give any information or to make any representations in respect of the matters addressed herein other than those contained in this Information Circular and, if given or made, such information must not be relied upon as having been authorized.

DATED:  May 29, 2008.

By Order of the Board of Directors (signed) “Devinder Randhawa” Devinder Randhawa Chairman and Chief Executive Officer

CONSENT OF HAYWOOD SECURITIES INC.

We refer to the opinion dated May 29, 2008 (the “Opinion”), which is addressed to the Board of Directors of Pacific Asia China Energy Inc. (“PACE”) in connection with the Arrangement (as defined in PACE’s management information circular and proxy statement dated May 29, 2008 (the “Information Circular”)). We consent to the filing of the Opinion with the securities commissions (and other applicable securities regulatory authorities) in each of the Provinces of Canada and the inclusion of the Opinion, and all references thereto, in the letter to Securityholders dated May 29, 2008, in the section entitled “Glossary of Terms”, in the sections entitled “Summary – Background to the Arrangement and – Fairness Opinion” and throughout the sections entitled “The Arrangement” and “The Arrangement Agreement”.

Dated May 29, 2008

(signed) HAYWOOD SECURITIES INC.

APPENDIX “A”

INTERIM ORDER

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
PACIFIC ASIA CHINA ENERGY INC. AND ITS SECURITYHOLDERS

PACIFIC ASIA CHINA ENERGY INC.

PETITIONER

INTERIM ORDER

BEFORE	THURSDAY, THE 29TH DAY OF MAY, 2008

THIS WITHOUT NOTICE APPLICATION of the Petitioner, Pacific Asia China Energy Inc., for an Interim Order pursuant to its Petition filed May 28, 2008 corning on for hearing at Vancouver, British Columbia, on the 29th day of May, 2008, AND ON HEARING Sean K. Boyle, counsel for Pacific Asia China Energy Inc. ("PACE"), AND UPON READING the Petition herein and the Affidavit of Steven N. Khan sworn May 27, 2008 and filed:

THIS COURT ORDERS THAT:

DEFINITIONS

1.

As used in this Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Special Meeting and Management Information Circular of PACE (the "Circular") attached as Exhibit "A" to the Affidavit of Steven N. Khan sworn on May 27, 2008 (the "Khan Affidavit").

2.

Pursuant to section 288 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the "BCBCA"), PACE is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders (the "Shareholders") of common shares in the capital of PACE (the "Common Shares"), the holders (the "Warrantholders") of warrants to purchase Common Shares (the "Warrants") and the holders (the "Optionholders") of options (the "Options") to purchase Common Shares (the Shareholders, Warrantholders and Optionholders shall he referred to collectively herein as the "Securityholders"), to be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia at 8:00 a.m. (Vancouver time) on July 3, 2008 for the following to:

(a)

consider and, if deemed advisable, pass, with or without variation, a special resolution (the "Arrangement Resolution") adopting and approving, with or without variation, a proposed plan of arrangement (the "Arrangement") substantially in the form set out at Exhibit "D" to the Khan Affidavit; and

(b)

transact such other business as may properly come before the Meeting or any adjournment thereof.

3.

The Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular and the articles of PACE, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.

PACE, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to Securityholders by one of the methods specified in paragraph 9 of this Interim Order.

5.

The Record Date (as defined in paragraph 7 below) shall not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

6.

Prior to the Meeting, PACE is authorized to make such amendments, revisions or supplements to the Arrangement in accordance with the Arrangement Agreement without any additional notice to the Securityholders, and the Arrangement as so amended, revised and supplemented shall be the Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7.

The record date for determining the Securityholders entitled to receive notice of, attend and vote at the Meeting shall be May 29, 2008, as previously approved by the Board of Directors of PACE (the "Record Date") or such other date as the Board of Directors of PACE may determine and as disclosed in the Meeting Materials.

NOTICE OF SPECIAL MEETING

8.

The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and PACE shall not be required to send to the Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9.

The Circular, forms of proxy and Notice of Hearing of Petition (collectively referred to as the "Meeting Materials") in substantially the same form as contained in Exhibits "A", "B" and "C" to the Khan Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)

the Securityholders as they appear on the securities registers of PACE as at the Record Date, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i)

by prepaid ordinary or air mail addressed to the Securityholder at his, her or its address as it appears on the applicable securities registers of PACE as at the Record Date;

(ii)

by delivery in person or by delivery to the addresses specified in paragraph 9 (a)(i) above; or

(iii)

by email or facsimile transmission to any Securityholder who identifies himself, herself or itself to the satisfaction of PACE, acting through its representatives, who requests such email or facsimile transmission; and

(b)

the directors and auditors of PACE by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10.

Accidental failure of or omission by PACE to give notice to any one or more Securityholders, or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of PACE (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order, or in relation to notice to Securityholders, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of PACE then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

11.

The Meeting Materials shall be deemed, for the purposes of this Order, to have been received:

(a)

in the case of mailing, when deposited in a post office or public letter box;

(b)

in the case of delivery in person, upon personal delivery or upon delivery to the person's address in paragraph 9 above; and

(c)

in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

12.

Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the means set forth in paragraph 9 herein, as determined to be the most appropriate method of communication by the Board of Directors of PACE.

QUORUM AND VOTING

13.

The quorum for the Meeting shall be the quorum for the approval of a special resolution pursuant to the articles of PACE.

14.

The vote required to pass the Arrangement Resolution shall be at least 66 2/3% of the aggregate votes cast on the Arrangement Resolution by the Securityholders present in person or by proxy at the Meeting voting as a single class (each Shareholder shall be entitled to one vote per Common Share held, each Optionbolder shall be entitled to one vote for each Option held and each Warrantholder shall be entitled to one vote per Warrant held) provided that 66 2/3% of the votes cast by Common Shareholders present in person or by proxy at the Meeting approve the Arrangement.

15.

In all other respects, the terms, restrictions and conditions of the articles of PACE will apply in respect of the Meeting.

PERMITTED ATTENDEES

16.

The only persons entitled to attend the Meeting shall be the registered Securityholders or their respective proxyholders as of the Record Date, PACE's directors, officers, auditors and advisors and any other person admitted on the invitation of the Chair or with the consent of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Securityholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

17.

A representative of PACE's registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

18.

PACE is authorized to use the fowl of proxy in connection with the Meeting, in substantially the same forms as attached as Exhibit "B" to the Khan Affidavit and PACE may in its discretion waive generally the time limits for deposit of proxies by Securityholders if PACE deems it reasonable to do so. PACE is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

19.

The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

20.

Each registered Securityholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237-247 of the BCBCA and the Arrangement, except that in order for a dissenting Securityholder to be entitled to make a claim pursuant to section 242, written objection must be received by PACE c/o Blake, Cassels & Graydon LLP, at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Fax: (604) 631-3309, Attention: Sarah Pybus, not later than 5:00 p.m. (Vancouver time) on June 30, 2008.

APPLICATION FOR FINAL ORDER

22.

Upon the approval, with or without variation by the Securityholder of the Arrangement, in the manner set forth in this Interim Order, PACE may apply to this Court for an Order:

(a)

pursuant to BCBCA Section 291(4)(a) approving the Arrangement; and

(b)

pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement are fair and reasonable.

(collectively, the "Final Order")

and that the hearing of the Final Order will be held on July 3, 2008 at 2:00 p.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

23.

The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval. Any Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

24.

Any Securityholder seeking to appear at the hearing of the application for the Final Order shall:

(a)

file an Appearance, in the form prescribed by the Rules of Court, with this Court; and

(b)

deliver the filed Appearance, to the Petitioner's solicitors at:

BLAKE, CASSELS & GRAYDON LLP

Suite 2600, Three Bentall Centre

595 Burrard Street,

P.O. Box 49314

Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

by or before 5:00 p.m. (Vancouver time) on June 30, 2008.

25.

Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Order shall constitute good and sufficient service of the within proceedings and no other form of service need be made and no other material need be served on such persons in respect of these proceedings and that service of the affidavits in support is dispensed with.

26.

In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Order need be served and provided further materials filed herein and notice of the adjourned hearing date.

VARIANCE

27.

The Petitioner shall be entitled, at any time, to apply to vary this Order.

28.

Rules 44 and 51A of the Rules of Court will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

A-#

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

PACIFIC ASIA CHINA ENERGY INC. AND ITS SECURITYHOLDERS

INTERIM ORDER

SEAN K. BOYLE
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC, V7X 1L3
(604) 631-3300

50604438.3

APPENDIX “B”

NOTICE OF APPLICATION

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
PACIFIC ASIA CHINA ENERGY INC. AND ITS SECURITYHOLDERS
PACIFIC ASIA CHINA ENERGY INC.

PETITIONER

NOTICE OF HEARING OF PETITION

TO:

THE SECURITYHOLDERS OF PACIFIC ASIA CHINA ENERGY INC.

NOTICE IS HEREBY GIVEN that a Petition has been filed by Pacific Asia China Energy Inc. (the "Petitioner") in the Supreme Court of British Columbia for approval of a plan of arrangement (the "Arrangement"), pursuant to Business Corporations Act, S.B.C. 2002, Chapter 57 as amended;

AND NOTICE IS FURTHER, GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced May 29, 2008, the Court has given directions as to the calling of a special meeting of the holders (the "Shareholders") of common shares in the capital of the Petitioner (the "Common Shares"), the holders (the "Warrantholders") of warrants to purchase Common Shares (the "Warrants") and the holders (the "Optionholders") of options (the "Options") to purchase Common Shares (the Shareholders, Warrantholders and Optionholders shall be referred to collectively herein as the "Securityholders") for the purpose of considering and voting upon the Arrangement and approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to the Shareholders shall be made before the presiding Judge in Chambers at the Courthouse,

800 Smithe Street, Vancouver, British Columbia on July 3, 2008, at 2:00 p.m. (Vancouver time), or so soon thereafter as counsel may be heard (the "Final Application").

IF YOU WISH TO BE HEARD, any Securityholder affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 5:00 p.m. (Vancouver time) on June 30, 2008.

The Petitioner's address for delivery is:

BLAKE, CASSELS & GRAYDON LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314

Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Appearance" as aforesaid. You may obtain a form of "Appearance" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Securityholders.

B-#

A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out above.

DATED at Vancouver, British Columbia, this 29th day of May, 2008.

C-#

APPENDIX “C”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES (“COMMON SHARES”) OF PACIFIC ASIA CHINA ENERGY INC. (“PACE”), THE HOLDERS OF OPTIONS TO ACQUIRE COMMON SHARES AND THE HOLDERS OF WARRANTS TO ACQUIRE COMMON SHARES (COLLECTIVELY, THE “SECURITYHOLDERS”) THAT:

1.

the plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “Act”), in the form attached as Schedule A to the arrangement agreement dated as of March 27, 2008, as amended by the amendment agreement to the arrangement agreement dated as of May 19, 2008 (as so amended, the “Arrangement Agreement”) among PACE, GREKA China Ltd. (“GREKA”) and GREKA Acquisitions Ltd. (“Acquisitionco”) involving PACE, the holders of Common Shares, GREKA and Acquisitionco, all as more particularly set forth in the Management Information Circular and Proxy Statement of PACE dated May 29, 2008, is hereby authorized and approved;

2.

the Arrangement Agreement, as amended (if applicable), is hereby confirmed, ratified and approved;

3.

notwithstanding the approval by the Securityholders of this special resolution and/or the approval of the Arrangement by the Supreme Court of British Columbia, the board of directors of PACE, subject to the provisions of the Arrangement Agreement, and without further notice to or approval of the Securityholders, may amend the Arrangement Agreement or may decide not to proceed with the Arrangement and to revoke this special resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the Act; and

4.

any one of the officers or directors of PACE be and is hereby authorized for and on behalf of PACE (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this special resolution and the matters authorized hereby, including the transactions required by the Arrangement and the Arrangement Agreement, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any of such actions.

APPENDIX “D”

FAIRNESS OPINION

May 29, 2008

Pacific Asia China Energy Inc.

700 - 1620 Dickson Ave

Kelowna, BC V1Y 9Y2

Attention: The Board of Directors of Pacific Asia China Energy Inc.

Re:

Fairness Opinion Pertaining to the Proposed Acquisition of
Pacific Asia China Energy Inc. by GREKA China Ltd., a wholly owned subsidiary of Green Dragon Gas Ltd.

Dear Sirs:

Haywood Securities Inc. (“us”, “we” or "Haywood”) understands that Pacific Asia China Energy Inc. (“PACE” or the “Company”) and GREKA China Ltd. (“GREKA”), a wholly owned subsidiary of Green Dragon Gas Ltd. (“Green Dragon”), have entered into an Arrangement Agreement (the "Agreement") dated as of March 27, 2008, as amended May 19, 2008, pursuant to which GREKA has agreed to acquire, pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”), all of the common shares of PACE (“Common Shares”) for the cash consideration of CDN $0.35 per share (as opposed to CDN $0.38 per share (the “Original Price”) as originally agreed upon in the Agreement as of March 27, 2008), representing aggregate cash consideration of approximately CDN $32.4 million (the “Transaction”). The revised cash consideration for the Common Shares reflects PACE liabilities (existing and potential) uncovered during the due diligence process conducted by GREKA that were not considered in the Original Price agreed upon by GREKA and PACE. We also understand that certain officers and directors of PACE holding approximately 11% of the outstanding Common Shares have entered into a lock-up agreement with GREKA pursuant to which they have agreed to vote the Common Shares held by them in favour of the Arrangement.

Under the terms of the Agreement, GREKA's obligation to complete the Arrangement is subject to a number of customary conditions, including the receipt of all required securityholder and regulatory approvals. The Arrangement must be approved by at least 66 2/3% of the votes cast by the securityholders of PACE present in person or by proxy at a special meeting held to consider and, if deemed advisable, approve the Arrangement, with holders of Common Shares (“Shareholders”) and holders of options and warrants to acquire Common Shares voting together as a single class (each Shareholder is entitled to one vote for each Common Share held, each holder of options is entitled to one vote for each option held and each holder of warrants is

Head Office – Vancouver

Calgary

Toronto

Commerce Place, 400 Burrard Street

808 First Street SW, Suite 301

BCE Place, 181 Bay Street

Suite 2000

Calgary, AB T2P 1M9

Suite 2910, PO Box 808

Vancouver, BC V6C 3A6

Toronto, ON M5J 2T3

Phone:

(604) 697-7100

Phone: (403) 509-1900

Phone:

(416) 507-2300

Facsimile:

(604) 697-7199

Facsimile:(403) 509-1999

Facsimile: (416) 507-2399

Toll-Free:

(800) 663-9499

Toll-Free:(877) 604-0044

Toll-Free: (800) 865-2316

entitled to one vote for each warrant held), provided that 66 2/3% of the votes cast by Shareholders present in person or by proxy at the special meeting approve the Arrangement. The Agreement also requires that PACE cease all solicitation discussions and negotiations with any other parties with respect to any takeover proposals and provides GREKA with the right to match any proposal that is tendered, should a superior proposal be received by PACE.

To assist the Board of Directors of PACE (the “Board”) in considering the terms of the Agreement, and the making of their recommendations in respect thereof, the Board engaged Haywood to provide the Board with an opinion (the “Fairness Opinion”) as to whether the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

ENGAGEMENT OF HAYWOOD

Haywood was formally engaged on February 21, 2008 pursuant to an agreement (the “Engagement Agreement”), as amended May 21, 2008, to provide advice and assistance to the Board in evaluating the Transaction. Pursuant to the terms of our engagement, we have not been engaged to prepare a formal valuation of any of the assets or Common Shares or to express an opinion with respect to the structure of the Transaction itself, and this Fairness Opinion should not be construed as such. However, Haywood has performed financial analysis that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

The Engagement Agreement provides for Haywood to receive from PACE, for the services provided thereunder, a fee for the delivery of the Fairness Opinion, as well as reimbursement for reasonable out-of-pocket expenses. PACE has agreed to indemnify Haywood from and against certain liabilities arising out of the performance of professional services rendered to PACE by Haywood and its personnel under the Engagement Agreement.

This Fairness Opinion is provided to the Board of PACE in an impartial and objective fashion to assist the Board in discharging their fiduciary duties. This Fairness Opinion is not, and should not be considered to constitute, a recommendation to the Shareholders as to whether they should vote their Common Shares in favour of the Arrangement. Haywood has received no instructions from PACE in connection with the conclusions reached in this Fairness Opinion.

QUALIFICATIONS OF HAYWOOD

Haywood is an independent Canadian full-service investment banking firm focused on providing advisory and capital market related services to companies in energy, mining, and technology related industries. Haywood is a member of the Investment Dealers Association of Canada and a member of the Toronto Stock Exchange and the TSX Venture Exchange. Haywood’s services include investment research; trading and distribution of equity securities; along with corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations, and fairness opinions. Haywood and its principals have been involved in a significant number of transactions involving acquisitions of publicly-traded Canadian companies and in providing fairness opinions in respect of such transactions.

- # -

INDEPENDENCE OF HAYWOOD

None of Haywood, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of PACE, Green Dragon, or any of their respective associates or affiliates. Haywood is not an advisor to any person or company other than to the Board with respect to the Arrangement as outlined above.

Haywood acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had today or in the future have positions in the securities of PACE and Green Dragon, and from time to time, may have executed or may execute transactions on behalf of PACE, Green Dragon or clients for which it received or may receive compensation. In addition, as an investment dealer, Haywood conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to PACE and Green Dragon. Haywood notes that it acted as agent with respect to a private placement equity financing by PACE in January 2006 and received a fee for the services provided in connection therewith.

SCOPE OF REVIEW CONDUCTED BY HAYWOOD

For the purpose of preparing this Fairness Opinion, Haywood has recently analyzed publicly available and confidential financial, operational and other information relating to PACE, including information derived from discussions with the management of PACE. Except as expressly described herein, Haywood has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things as pertaining to PACE:

i)

the Arrangement Agreement dated as of March 27, 2008, as amended May 19, 2008, pursuant to which GREKA and PACE have proposed to implement the Transaction;

ii)

the form of Lock-up Agreement entered into by certain officers and directors of PACE;

iii)

the Management Information Circular and Proxy Statement dated May 29, 2008 (the “Proxy Circular”);

iv)

the Management Information Circular dated June 27, 2007;

v)

the audited financial statements and MD&A for PACE for the year ended February 28, 2007;

vi)

the unaudited financial statements and MD&A for PACE for the third quarter of 2007 ended November 30, 2007;

- # -

vii)

the Sproule Report entitled ‘STUDY OF THE DISCOVERED CBM RESOURCES IN THE BAOTIAN-QINGSHAN PROPERTY, GUIZHOU PROVINCE, PEOPLE’S REPUBLIC OF CHINA’ and dated as of December 31, 2005;

viii)

information provided by PACE management concerning the current status of certain PACE assets;

ix)

public information relating to the business, operations, financial performance and stock trading history of PACE and other selected public companies we considered relevant;

x)

discussions with the senior management of PACE;

xi)

certain other confidential financial, operational, legal, corporate and other information prepared or provided by the senior management of PACE; and

xii)

discussions with coal bed methane industry professionals regarding the general operational and business environment in which PACE conducts business.

In addition to the information detailed above, we have:

i)

reviewed publicly available financial and stock market information with respect to certain other companies we believe to be generally comparable in certain respects to that of PACE;

ii)

considered the valuation metrics of PACE and other comparable junior oil and gas energy companies (based upon the companies’ respective financial and operational information);

iii)

reviewed the historical market price performance and trading activity of the Common
Shares;

iv)

considered the business environment for PACE and PACE’s ability to execute it’s business plan going forward; and

v)

reviewed additional information regarding PACE that was uncovered during the GREKA due diligence process of PACE, such information having been provided to us by PACE.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. We were granted access by PACE to their management groups and, to our knowledge, we were not denied any information we requested.

KEY ASSUMPTIONS AND LIMITATIONS

We have relied upon, but in accordance with the terms of our engagement, have not independently verified the accuracy or completeness of any of the materials, information, representations, reports and discussions referred to above (collectively, the “Information”) and

- # -

this Fairness Opinion is conditional upon such accuracy and completeness. Haywood has relied upon representations by management of the Company with respect to the accuracy and completeness of the Information at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of the Company or in the Company’s assets, liabilities (contingent or otherwise), business or operations, as the case may be, and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect. Subject to the exercise of professional judgment and except as expressly described herein, Haywood has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions, and representations. Haywood’s assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and information.

This Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at May 29, 2008 and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Haywood in discussions with management of the Company. In rendering our Fairness Opinion, we have assumed that there are no undisclosed material facts relating to the Company or its business, operations, capital or future prospects. Any changes therein may affect our Fairness Opinion and we reserve the right to change or withdraw our Fairness Opinion in such event. In its analyses and in preparing this Fairness Opinion, Haywood has made numerous assumptions with respect to expected industry performance, general business and economic conditions and other matters, many of which are beyond the control of Haywood or any party involved in the Transaction. Haywood believes these assumptions are reasonable under the current circumstances; however, actual future results may demonstrate that certain assumptions were incorrect.

Haywood is an investment dealer and financial advisor only, and has relied upon, without independent verification or investigation, the assessment of the Company with respect to legal, tax, regulatory and actuarial matters. Haywood has not made any independent valuation or appraisal of any specific assets or liabilities of the Company. Haywood has assumed that the Transaction will be consummated in accordance with the terms set forth in the Agreement without any waiver, amendment or delay of any terms or conditions, and that the Transaction will be completed within the time frame contemplated in the Agreement.

This Fairness Opinion is limited to our analysis and conclusions regarding the fairness, from a financial point of view, to the Shareholders regarding the consideration to be received by the Shareholders pursuant to the Arrangement, and Haywood expresses no opinion as to the fairness of the Transaction relative to any alternative transactions available to the Company (if any). In addition, Haywood has not been asked to address, and this Fairness Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, any creditors or any other constituencies of the Company, other than the Shareholders.

The Fairness Opinion is given as of May 29, 2008, and Haywood disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Haywood's attention after such date.

- # -

D-#

We believe that the analyses and factors considered in arriving at our Fairness Opinion are not necessarily amenable to partial analysis or summary description and that selecting portions of the analysis and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. In arriving at our opinion, in addition to the facts and conclusions contained in the materials, information, representations, reports and discussions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Agreement and we express no opinion on such procedures.

CONCLUSION AND FAIRNESS OPINION

Based upon our analysis and subject to all of the foregoing, we are of the opinion that as of the date hereof the consideration to be received by the Shareholders pursuant to the Arrangement, is fair, from a financial point of view, to the Shareholders.

This Fairness Opinion may be relied upon by the Board of Directors of PACE for the purpose of considering the Transaction and making its recommendation to Shareholders with respect to the Transaction, but may not be used or relied upon by any other person without our express prior written consent. We do consent to the summary description of, and duplication and inclusion of, this Fairness Opinion in the Proxy Circular.

Yours very truly,

(signed) “Haywood Securities Inc.”

HAYWOOD SECURITIES INC.

E-#

APPENDIX “E”

Pursuant to the Interim Order, registered Common Shareholders and Optionholders and Warrantholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in the Information Circular. The full text of Division 2 of Part 8 of the BCBCA is set forth below. Note that certain provisions of such section have been modified by the Interim Order which is attached as Schedule A to Arrangement Agreement.

DIVISION 2 OF PART 8 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237

(1)

In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)

in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)

This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)

the court orders otherwise, or

(b)

in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238

(1)

A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)

under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)

under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)

under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)

in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)

under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)

under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)

in respect of any other resolution, if dissent is authorized by the resolution;

(h)

in respect of any court order that permits dissent.

(2)

A shareholder wishing to dissent must

(a)

prepare a separate notice of dissent under section 242 for

(i)

the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)

each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)

identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)

dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)

Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)

dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)

cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239

(1)

A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)

A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)

provide to the company a separate waiver for

(i)

the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)

each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)

identify in each waiver the person on whose behalf the waiver is made.

(3)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)

the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240

(1)

If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)

a copy of the proposed resolution, and

(b)

a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)

If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)

a copy of the proposed resolution, and

(b)

a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)

a copy of the resolution,

(b)

a statement advising of the right to send a notice of dissent, and

(c)

if the resolution has passed, notification of that fact and the date on which it was passed.

(4)

Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241

If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)

a copy of the entered order, and

(b)

a statement advising of the right to send a notice of dissent.

Notice of dissent

242

(1)

A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)

if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)

if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)

the date on which the shareholder learns that the resolution was passed, and

(ii)

the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)

A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)

on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)

if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)

A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)

within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)

if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)

A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)

the names of the registered owners of those other shares,

(ii)

the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)

a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)

if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)

the name and address of the beneficial owner, and

(ii)

a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243

(1)

A company that receives a notice of dissent under section 242 from a dissenter must,

(a)

if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)

the date on which the company forms the intention to proceed, and

(ii)

the date on which the notice of dissent was received, or

(b)

if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)

A notice sent under subsection (1) (a) or (b) of this section must

(a)

be dated not earlier than the date on which the notice is sent,

(b)

state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)

advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244

(1)

A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)

a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)

the certificates, if any, representing the notice shares, and

(c)

if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)

The written statement referred to in subsection (1) (c) must

(a)

be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)

set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)

the names of the registered owners of those other shares,

(ii)

the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)

that dissent is being exercised in respect of all of those other shares.

(3)

After the dissenter has complied with subsection (1),

(a)

the dissenter is deemed to have sold to the company the notice shares, and

(b)

the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the Shares that are beneficially owned by that person.

(6)

A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245

(1)

A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)

promptly pay that amount to the dissenter, or

(b)

if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)

A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)

join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)

make consequential orders and give directions it considers appropriate.

(3)

Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)

if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)

If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)

A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)

the company is insolvent, or

(b)

the payment would render the company insolvent.

Loss of right to dissent

246

The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)

the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)

the resolution in respect of which the notice of dissent was sent does not pass;

(c)

the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)

the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)

the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)

a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)

with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)

the notice of dissent is withdrawn with the written consent of the company;

(i)

the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247

If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)

the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)

the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.